130

07021790

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Applied Development Holdings Ltd

*CURRENT ADDRESS Units 3402-3, 34th Floor, China Merchants Tower
Shun Tak Centre, 168-200 Connaught Road Central
Hong Kong

**FORMER NAME Applied International Holdings Limited

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 1867

FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 3/14/07



Applied International Holdings Limited
實力國際集團有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Annual Report 2005 年報

Contents 目錄

Corporate Information 公司資料

BOARD OF DIRECTORS

Executive Directors:
Hung Kin Sang, Raymond *(Managing Director)*
(resigned as a chairman on 31st May, 2005)
Hung Wong Kar Gee, Mimi *(Chairman)*
(appointed as a chairman on 31st May, 2005)
Fang Chin Ping
Hung Kai Mau, Marcus *(appointed on 16th August, 2005)*

Non-executive Directors:
Soo Hung Leung, Lincoln J.P.
(resigned on 30th September, 2004)

Independent Non-executive Directors:
Soo Hung Leung, Lincoln J.P.
(appointed on 30th September, 2004)
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham *(appointed on 1st October, 2005)*

COMPANY SECRETARY

Lam Che Wah, Danny *(resigned on 15th August, 2004)*
Lee Wai Fun, Betty *(appointed on 16th August, 2004)*

REGISTERED OFFICE

In Hong Kong
Unit 3402, 34th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

In Bermuda
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

SHARE REGISTRAR IN HONG KONG

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

SHARE REGISTRAR IN BERMUDA

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
The Bank of East Asia, Limited
Nanyang Commercial Bank, Ltd.

AUDITORS

Deloitte Touche Tohmatsu

SOLICITORS

Richards Butler
Sidley Austin Brown & Wood

董事會

執行董事：
洪建生 *(董事總經理)*
(於二零零五年五月三十一日辭任主席)
洪王家琪 *(主席)*
(於二零零五年五月三十一日獲委任主席)
方進平
洪繼懋 *(於二零零五年八月十六日獲委任)*

非執行董事：
蘇洪亮非官守太平紳士
(於二零零四年九月三十日辭任)

獨立非執行董事：
蘇洪亮非官守太平紳士
(於二零零四年九月三十日獲委任)
盧潤帶
倫贊球
林家威 *(於二零零五年十月一日獲委任)*

公司秘書

林志華 *(於二零零四年八月十五日辭任)*
李蕙芬 *(於二零零四年八月十六日獲委任)*

註冊辦事處

香港
干諾道中168-200號
信德中心
招商局大廈
34樓3402室

百慕達
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

在香港之股份登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心46樓

在百慕達之股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

主要銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
東亞銀行有限公司
南洋商業銀行有限公司

核數師

德勤•關黃陳方會計師行

律師

齊伯禮律師行
盛德律師事務所







The Group benefited from a general improvement in regional and global business environment, reporting an overall growth during the year ended 30th June, 2005. The Group is also optimistic in the implementation of the BVI Project which is a 50-50 joint venture agreement between the Group and The Ritz-Carlton Hotel Company, Ltd. I am pleased to present the progress of this project, together with the results of the Group's other business operation during the year ended 30th June, 2005.

本集團受惠於地區及全球商業環境之整體改善，於截至二零零五年六月三十日止年度間錄得整體增長。本集團亦對能與The Ritz-Carlton Hotel Company, Ltd.合作成立50-50合營企業發展英屬處女群島項目感到樂觀。本人欣然呈報此項目之進展，連同本集團於截至二零零五年六月三十日止年度其他業務營運之業績。

RESULTS

The Group's audited consolidated profit from operation of the Group for the year ended 30th June, 2005 amounted to approximately HK$110,230,000, representing an increase of approximately 246.4% compared to last year. The increase in profit from operation was mainly attributed to the revaluation profit of HK$100,880,000 which was derived from the adoption of the new Hong Kong Financial Standards, and an improvement in cost control of the Group's operation, management and administration. As the unusual one-off gain on disposal of subsidiaries and discontinued operations recorded in the year ended 30th June, 2004, the audited consolidated profit attributable to shareholders of the Group for the year ended 30th June, 2005 amounted to approximately HK$103,525,000, an increase of approximately 7.3% compared to last year.

業績

於截至二零零五年六月三十日止年度，來自本集團業務營運之經審核綜合溢利約為110,230,000港元，較上年度增長約246.4%。營運溢利之增長乃主要由於本集團採納新香港財務報告準則所帶來之100,880,000港元之重估溢利及本公司營運、管理及行政之成本控制得到改善。於截至二零零四年六月三十日止年度錄得出售附屬公司及已終止業務所得之一次性特殊收益，本集團截至二零零五年六月三十日止年度股東應佔經審核綜合溢利亦約為103,525,000港元，較上年度增加約7.3%。







The Group was primarily engaged in three areas of business, namely the property development, property investments and OEM business.

本集團之主要業務有三方面，即物業發展、物業投資及原設備製造業務。

PLEDGE OF ASSETS

At 30th June, 2005, the asset values of investment properties and property, plant and equipment pledged by the Group to secure a total banking facilities granted to the Group amount to HK$275,800,000 (2004: HK$174,420,000) and HK$1,752,000 (2004: HK$2,616,000) respectively. At 30th June, 2005, the Group also pledged its fixed deposit of HK$2,969,000 (2004: Nil).

資產抵押

於二零零五年六月三十日，本集團用作抵押以換取授予本集團之銀行融資總額之投資物業及物業、廠房及設備之資產值分別為275,800,000港元（二零零四年：174,420,000港元）及1,752,000港元（二零零四年：2,616,000港元）。於二零零五年六月三十日，本集團亦抵押其2,969,000港元（二零零四年：無）之定期存款。







BUSINESS REVIEW

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI" PROJECT)

A key feature of the Group this year was the BVI Project. The Company, through its wholly-owned subsidiary, Quorum Island (BVI) Limited ("Quorum Island") has entered into the Heads of Agreement with The Ritz-Carlton Hotel Company, Ltd. on 11th April, 2005 to develop the Site which is owned by Quorum Island for a possible establishment of 50-50 joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands and the negotiation is underway as the "Exclusivity Period" of the Heads of Agreement has been extended to 30th November, 2005.

The Ritz-Carlton hotels and resorts are renowned for indulgent luxury and it has 54 hotels worldwide.

業務回顧

(I) 物業發展－英屬處女群島項目（「英屬處女群島」項目）

本集團本年度之重點為英屬處女群島項目。於二零零五年四月十一日，本公司透過其全資附屬公司Quorum Island (BVI) Limited（「Quorum Island」）與The Ritz-Carlton Hotel Company, Ltd.訂立總協議，可能以股權比例為50-50成立一項合營企業，發展由Quorum Island所擁有之英屬處女群島之Beef Island為高爾夫球場、酒店及遊艇會。該總協議之專屬期已延長至二零零五年十一月三十日，合營企業亦在洽商中。

Ritz-Carlton酒店及渡假村以其極級豪華著稱，並於環球擁有54間酒店。





(II) INVESTMENT PROPERTIES

The Group's investment properties, mainly in Hong Kong and PRC, generated a gain of stable rental revenue of approximately HK$9,980,000 during the year.

(III) OEM BUSINESS

The Group's OEM manufacturing company, supported by a stable customer base, was able to maintain its market share despite competitive market conditions over the previous financial year ended 30th June, 2005. The OEM of electronic business continued to be the Group's stable source of income. In order to mitigate its competitiveness, the Group has carried out a series of proactive measures for resource allocation, aiming to trim down the cost and to focus more on higher-growth products.

OUTLOOK

The results of 2004/2005 reflect the overall solid growth of the Group's established business and the vision in BVI projects. Our strategy to transform the Group into a Resort Developer has been progressing well and will provide a solid long-term platform for robust growth.

(II) 投資物業

本集團之投資物業（主要於香港及中國）於本年度帶來約9,980,000港元之穩定租金收益。

(III) 原設備製造業務

於截至二零零五年六月三十日止財政年度，受惠於穩定顧客基礎，即使市場競爭激烈，本集團之原設備製造公司能夠維持其市場佔有率。電子業務之原設備製造業務繼續成為本集團之穩定收入來源。為了令產品更具競爭力，本集團已實施一系列積極資源分配措施，務求減低成本及更專注於更高增長之產品。

展望

二零零四年／二零零五年之業績反映本集團已確立之業務之整體實質增長及發展英屬處女群島項目。本集團轉型為渡假村發展商之策略一直進展良好，並將為日後的蓬勃增長提供一個穩固之長遠發展平台。





Our investment in BVI Project will support that aim as the project holds golf course, hotel and properties for long-term rental income in the company years. We are confident that the BVI project, with its innovative approach to resort development will generate a steady income stream for the Company in future years. Moreover, we will explore more investment and project development opportunities in resort and property markets to further consolidate the Group as a resort developer in the market.

由於英屬處女群島項目包括高爾夫球場、酒店及於未來數年提供長期租金收入之多項物業，本集團於該項目之投資將有利於達成上述該目標。本公司有信心英屬處女群島項目，以其創新之渡假村發展方式，將於未來數年為本公司提供一項穩定之收入來源。此外，本集團將在渡假村及物業市場探索更多投資及項目發展機會，從而進一步鞏固本集團於市場中作為渡假村發展商之地位。

The BVI Project

Riding on the bright outlook of golf course given by the increasing popularity of golf sports worldwide, the Group leveraged on this opportunity and initiated a new strategic operation project named the BVI Project. The project is a 50-50 joint venture agreement between the Company and Ritz-Carlton's Group on the construction of a recreation and resort site on the British Virgin Islands ("BVI"). The Group will partner with world-class companies including The Ritz-Carlton, EDSA, Nicklaus Design, Applied Technology & Management Inc., Hill Glazier and Wilson & Associates on Beef Island Development proposal. The construction and infrastructure works of the BVI Project are as follow:

英屬處女群島項目

由於國際間高爾夫球運動日趨普遍，發展高爾夫球場前景樂觀，本集團趁此機會開展一項策略性營運項目，名為英屬處女群島項目。該項目為本公司與Ritz-Carlton集團按股權比例為50-50之合營企業協議，於英屬處女群島興建一個娛樂及渡假區。本集團將與世界級公司，包括The Ritz-Carlton、EDSA、Nicklaus Design、Applied Technology & Management Inc.、Hill Glazier及Wilson & Associates於發展Beef Island項目中合作。英屬處女群島項目之建設及基建工程如下：







(a) 18 holes Jack Nicklaus Signature golf course, club house and golf residences. The course will be the only golf course in the BVI;

(b) Marina Bay residential & Marina Village with state-of-the-art mega-yacht facility;

(c) 5-star Ritz-Carlton luxury resorts (120 keys hotel rooms + 80 keys condo hotel + 60 fractional units);

(d) Mount Alma residential sites;

(e) Ocean-view Residential including Little Cay Residences, The Cove Residences, The Bluff Residences; and

(f) Airport Commercial with guest house, shops, restaurants, amphitheatre and offices.

More importantly, all residence units will be branded with Ritz-Carlton where residents received top-tier room services from Ritz-Carlton.

(a) 18洞Jack Nicklaus名師設計高爾夫球場、會所及高爾夫球會所住宅。該球場將為英屬處女群島唯一之高爾夫球場；

(b) 擁有先進大型遊艇設施之遊艇灣住宅區及遊艇村；

(c) 五星級Ritz-Carlton豪華渡假村(120間酒店客房+80間酒店套房+60間分層單位)；

(d) Mount Alma住宅區；

(e) 海景住宅區，包括Little Cay Residences、The Cove Residences、The Bluff Residences；及

(f) 機場商業區，包括旅館、商舖、餐廳、露天劇場及辦公室。

尤其重要是，所有住宅單位均以Ritz-Carlton為品牌，住客均可享有Ritz-Carlton提供頂級房間服務。







The agreement on development of the BVI Project between the Group and Ritz-Carlton's Group is expected to be signed in the fourth quarter of 2005. Under no unforeseeable circumstances, the construction works of the golf course and recreation club house are expected to be completed in the beginning of 2008, while the mega-yacht marina facility and hotel facility will be completed in the beginning of 2009. The Group also expects to launch the presales of residential and fractional units on Beef Island in the second half year of 2006. The management believes that the BVI Project is a significant investment and will bring considerable profit to the Group.

Given the strong economic fundamentals and a healthy prospect in resorts and property sector, the Group is set for further positive growth in the next few years. The Group shall continue to look for further business opportunities to optimize earnings. The Directors are confident of the prospects of the Company.

本集團與Ritz-Carlton集團就發展英屬處女群島項目之協議預期於二零零五年第四季簽訂。在並無不可預計之環境因素下，高爾夫球場及娛樂會所之建築工程預期於二零零八年初完成，而大型遊艇會所設施及酒店設施將於二零零九年初完成。本集團亦預期於二零零六年下半年推出Beef Island住宅及分層單位預售。管理層相信英屬處女群島項目乃一項重要投資，並將為本集團帶來可觀利潤。

鑒於強健之經濟基本因素及渡假旅遊及地產業之良好發展前景，未來幾年將為本集團帶來正面增長。本集團將繼續找尋商機以擴大盈利。董事對本公司前景充滿信心。

LIQUIDITY AND FINANCIAL INFORMATION

At 30th June, 2005, the Group's total net assets value and borrowings amounted to HK470.10 million and HK$82.8 million with the gearing ratio of total borrowings was 17.6% as compared to 23.7% of the corresponding year, representing a comparative low level of the Group. Also, the Group has restructured the Group's banking facilities of HK$50 million with the maturity of loan repayment of 3 years after the balance date.

At 30th June, 2005, the majority of the Group's assets were in Hong Kong and US dollars and the exposure of foreign exchange was insignificant to the Group.

STAFF

At 30th June, 2005, the total number of employees of the Group amounted to 335 (2004: 342). The staff of the Group is rewarded not only salary package but also medical insurance, provident fund and discretional bonus.

AUDIT COMMITTEE AND INTERNAL CONTROL

The Audit Committee is chaired by all Independent Non-Executive Directors who have appropriate professional qualifications, accounting or related financial management expertise. The Audit Committee has its responsibilities to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group, listing rules and statutory compliance, and to discuss auditing, internal controls, risk management and financial reporting matters. As reviewed, the Audit Committee is satisfied that the internal controls and accounting systems of the Group.

流動現金及財務資料

於二零零五年六月三十日，本集團資產淨值總額及總借款淨額為470,100,000港元及82,800,000港元，總借款負債比率為17.6%，相較該年度之23.7%，顯示本集團相對較低負債水平。於結算日後，本集團已重組本集團50,000,000港元之銀行貸款，還款期限為3年。

於二零零五年六月三十日，本集團大部分資產以港元及美元持有，故並無重大之外匯風險。

員工

於二零零五年六月三十日，本集團員工總數為335人(二零零四年：342人)。本集團員工不僅獲得薪金，同時亦可享有醫療保險、公積金及酌情花紅。

審核委員會及內部控制

審核委員會由具有適當專業技能、會計或相關財經管理專業知識之全體獨立非執行董事組成。審核委員會負責與管理層及本公司外部核數師審閱內部及外部審核結果、本集團採用之會計準則及慣例、上市規則、法定合規情況，並就核數、內部控制、風險管理及財務申報事宜進行討論。經審閱後，審核委員會對本集團之內部控制及會計系統感到滿意。

CORPORATE GOVERNANCE

公司管治

The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules) throughout the year. Specific enquiries have been made to all Directors, who have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules during the year.

本公司全年一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之企業管治常規守則。經向本公司各董事個別查詢，各董事已確認彼等年內一直遵守上市規則附錄十所載之上市公司董事進行證券交易標準守則。

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the accounts for the year ended 30th June, 2005. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

審核委員會已審閱本集團採用之會計準則及慣例及截至二零零五年六月三十日止年度之賬目。所有審核委員會成員均從獨立非執行董事中委任，主席具備財經領域之適當專業技能及經驗。

In order to reinforce independence, accountability and responsibility, the role of the Group Chairman is separate from that of the Group Managing Director with their respective responsibilities endorsed by the Board in writing and the Remuneration Committee was formed by majority of Independent Non-executive Directors with defined terms of reference which are of no less exacting terms than those set out in the Code on Corporate Governance Practices of the Listing Rules. To further reinforce independence, an additional Independent Non-executive Director with professional in Finance and Accounting was appointed.

為強化獨立性、問責性及責任，本集團主席角色獨立於本集團董事總經理，其各自之職責由董事會書面批准，薪酬委員會由多數獨立非執行董事組成，所界定之職權範圍不遜於上市規則之企業管治常規守則之條款。為更進一步強化獨立性，已新委任一位具有金融及會計專業知識之獨立非執行董事。

EXPOSURE TO EXCHANGE RATE FLUCTUATIONS

匯率波動風險

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

本集團並無進行任何利率或外匯投機活動。本集團的管理外匯風險政策是，以相應開支配合外匯收入，而有關外匯風險為已經預計，並已運用適當之對沖工具。

ACKNOWLEDGEMENT

I would like to take this opportunity to express my sincere thanks to Board members for their wise counsel during the year, and also to all loyal and dedicated staff of the Group for their effort and contribution to the Group.

鳴謝

謹借此機會衷心感謝各董事會成員於本年度之睿智指導，以及本集團所有兢兢業業之員工對本集團之熱誠投入及貢獻。

By order of the Board
Hung Wong Kar Gee, Mimi
Chairman

Hong Kong, 13th October, 2005

承董事會命
洪王家琪
主席

香港，二零零五年十月十三日

DIRECTORS

Hung Kin Sang, Raymond, aged 57, Managing Director, holds a B.Sc. degree in Electrical Engineering from the University of Illinois and a MBA degree from the University of Chicago, U.S.A. He has overall responsibility for the activities of the Company. In April 1976, he founded the Group and has been actively involved in the Group's development over the last 29 years.

Hung Wong Kar Gee, Mimi, aged 57, Chairman, holds a B.Sc. degree in Economics of Purdue University in 1971 and a MBA degree in Economics of Cheung Kong Graduate School of Business in 2005. She has joined the Group since 1977 and also was a former Chairman of a former listed subsidiary of our Group. She has extensive experience in the management and finance of the electronics industry. She also is a Voting Member of Tung Wah Group of Hospitals and a Trustee of Friend of Hong Kong Museum of Art.

Fang Chin Ping, aged 63, Director, holds a B.Sc. degree in Physics from Peking University. He joined the Group in 1982 and has overall responsibility for the operations of the Group and other business opportunities in China. He has over 34 years experience in the electronics industry.

Hung Kai Mau, Marcus, aged 23, Director, graduated from the University of Chicago with a Bachelor's degree in Economics. He joined the Company since 1st April, 2005 as the Assistant to Chairman. He has overall responsibility for finance and administrative matters of the Group.

Soo Hung Leung, Lincoln, aged 60, BScChE, MBA, J.P., Independent Non-executive Director, A stock broker and Chairman of Soo Pei Shao & Co. Ltd., and also an Independent Non-executive Director of Wing Lung Bank Limited and Wah Ha Realty Company Limited. A member of the HKSAR Insider Dealing Tribunal, the Solicitors Disciplinary Tribunal, the Committee of the Spastics Association, Chairman of the English Advisory Committee of the Baptist University, and Chairman of the HKSAR Board of Review (Film Censorship).

董事

洪建生先生，57歲，董事總經理，持有伊利諾州立大學頒授之電機工程理學士學位及美國芝加哥大學頒授之工商管理學碩士學位。彼全權負責本公司之業務。於一九七六年四月，彼創辦本集團，過往二十九年一直積極參與本集團之發展。

洪王家琪女士，57歲，主席，持有一九七一年Purdue University之經濟理學士學位及二零零五年長江商學院之高級管理人員工商管理碩士學位。彼於一九七七年加入本集團，亦曾擔任本集團其下前上市附屬公司之前主席。彼於電子業管理及財務方面擁有豐富經驗。另外，亦為東華三院選舉委員及香港藝術館之友信託基金人。

方進平先生，63歲，董事，持有北京大學頒授之物理學理學士學位。彼於一九八二年加入本集團，全權負責本集團營運，並在中國物色其他發展業務之機會。彼在電子業有逾三十四年經驗。

洪繼懋先生，23歲，董事，持有美國芝加哥大學之經濟學士學位。彼於二零零五年四月一日加入本公司為主席助理，主要負責本集團的財務及管理方面。

蘇洪亮先生，60歲，化學工程理學士，工商管理碩士，非官守太平紳士，獨立非執行董事，蘇佩玿有限公司之股票經紀及主席，亦是永隆銀行有限公司及華夏置業有限公司之獨立非執行董事。另為香港特別行政區內幕交易審裁處成員，香港律師紀律操行審核委員，香港痙攣協會委員，浸會大學英文科諮詢委員會主席及香港電影檢查審核上訴委員會主席。

Lo Yun Tai, aged 60, Independent Non-executive Director, holds a B.Sc. degree in Mechanical Engineering from National Taiwan University. He has over 35 years experience in the electronics industry. His extensive engineering and manufacturing background is strengthened by his expertise in corporate management and operations of some electronic companies.

盧潤帶先生，60歲，獨立非執行董事，持有國立台灣大學頒發之機械工程學士學位。彼於電子業有逾三十五年經驗。彼曾先後負責數家電子公司之企業管理及營運，有關專業技術愈發精進，大大充實了彼於工程及製造方面之豐富經驗。

Lun Tsan Kau, aged 51, Independent Non-executive Director, holds a B.S. degree from University of Illinois, a MS degree from University of California Berkeley and a MBA degree from the University of Hong Kong. He joined the Group in 1997. He has over 26 years experience in investment and management consultancy, project financing, manufacturing and banking. He was previously affiliated with several international banks, an electronics manufacturing company and a US based investment holding company. He is an Executive Director and the Deputy Managing Director of K. Wah International Holdings Limited.

倫贊球先生，51歲，獨立非執行董事，彼擁有伊利諾州立大學頒授之理學士學位、加州栢克萊大學頒授之理學碩士學位以及香港大學頒授之工商管理碩士學位。彼於一九九七年加入本集團。於投資及管理顧問、項目融資、製造及銀行業擁有逾二十六年經驗。彼曾任職於數家國際銀行、一家電子製造公司及一家以美國為基地之控股公司。亦是嘉華國際集團有限公司之執行董事及副董事總經理。

Lam Ka Wai, Graham, aged 37, Independent Non-executive director, graduated from the University of Southampton, England with a Bachelor of Science degree in Accounting and Statistics. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. He is currently an Executive Director of an investment bank and he has over 10 years experience in corporate finance as well as around 4 years experience in Accounting and Auditing. He is also an Independent Non-executive Director of another Mainboard listed company in Hong Kong, namely Cheuk Nang (Holdings) Limited.

林家威先生，37歲，獨立非執行董事，持有英國修咸頓大學之會計及統計學的學士學位。彼為資深香港會計師公會會員及美國會計師協會會員。彼現為一所投資銀行的執行董事，有超過十年以上的公司融資及約四年的會計及審計經驗。亦是香港一間上市公司一卓能(集團)有限公司的獨立非執行董事。

SENIOR MANAGEMENT

Ma Yi Fat, aged 54, Managing Director from our subsidiary. He has overall responsibility for the factory. He has over 25 years experience in the manufacturing of electronic products.

Ng Kit Ling, Tess, aged 40, Deputy Financial Controller. She has over 19 years experience in finance and accounting matters of listed group companies. She is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and member of the Association of Chartered Certified Accountants in United Kingdom.

COMPANY SECRETARY

Lee Wai Fun, Betty, aged 45, the Company Secretary of the Company. She is a professional company secretary retained by the Company for the purpose of attending and assisting the Company in ensuring compliance with filing requirements under the Companies Ordinance. She is also an employee of Richards Butler, legal advisers to the Company. She is an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

高層管理人員

馬二發先生，54歲，本集團附屬公司董事總經理，負責廠房之整體管理工作，擁有逾二十五年製造電子產品之經驗。

吳潔玲女士，40歲，副財務總監，彼擁有超過十九年以上之上市集團財務管理及會計方面之經驗。亦是香港會計師公會之註冊會計師及英國特許會計師師公會會員。

公司秘書

李蕙芬女士，45歲，本公司之公司秘書。彼為本公司任命之專業公司秘書，專責協助確保本公司遵守公司條例之存檔規定。彼亦為本公司法律顧問齊伯禮律師行之僱員。彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

The directors present their annual report and the audited financial statements of the Company for the year ended 30th June, 2005.

董事會謹此提呈截至二零零五年六月三十日止年度之週年報告書及經審核財務報告。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The Group is principally engaged in the design, manufacture, marketing and distribution of consumer electronic products, property and investment holding and property development. The activities of the principal subsidiaries are set out in note 16 to the financial statements.

主要業務

本公司為一家投資控股公司。本集團之主要業務為設計、製造、市場推廣及分銷電子消費產品，同時亦從事物業投資控股及物業發展。主要附屬公司之業務載於財務報告附註16。

RESULTS AND APPROPRIATION

The results of the Group for the year are set out in the consolidated income statement on page 27.

No dividend was paid during the year. The directors do not recommend the payment of a dividend for the year.

業績及分派

年內，本集團業績載於本年報第27頁之綜合收益表。

本年度並無派付任何股息。董事不建議派付本年度之股息。

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases. The aggregate sales attributable to the Group's five largest customers and the largest customer were 49% and 30% of the total sales, respectively.

At no time during the year did the directors, their associates or any shareholders which to the knowledge of the directors, owns more than 5% of the Company's share capital had any beneficial interest in the five largest customers of the Group.

主要供應商及客戶

於本年度，本集團首五大供應商之採購總額佔總採購額少於30%。而本集團首五大客戶及最大客戶之銷售總額分別佔總銷售額49%及30%。

本公司各董事、聯繫人士或據董事會所知擁有本公司股本5%以上權益之任何股東概無實益擁有任何本集團首五大客戶之權益。

INVESTMENT PROPERTIES

Investment properties of the Group were revalued at 30th June, 2005. The increase in fair value of HK$100,880,000 has been credited to the consolidated income statement.

Details of these and other movements during the year in the investment properties of the Group are set out in note 13 to the financial statements.

投資物業

本集團之投資物業於二零零五年六月三十日進行重估。公允值增加100,880,000港元已記入綜合收益表。

本集團投資物業於年內之此等變動及其他變動之詳情載於財務報告附註13。

INTEREST IN A LEASEHOLD LAND

Details of the interest in a leasehold land of the Group are set out in note 14 to the financial statements.

租賃土地之權益

本集團租賃土地之權益詳情載於財務報告附註14。

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in note 15 to the financial statements.

物業、廠房及設備

本集團本年度物業、廠房及設備之變動詳情載於財務報告附註15。

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2005 are set out on pages 87 and 88.

主要物業

本集團於二零零五年六月三十日之主要物業詳情載於第87頁至第88頁。

SHARE CAPITAL AND SHARE OPTIONS

Details of the share capital and share options of the Company are set out in note 25 to the financial statements.

股本及購股權

本公司股本及購股權之詳情載於財務報告附註25。

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive:
Hung Kin Sang, Raymond *(Managing Director)*
(resigned as a chairman on 31st May, 2005)

Hung Wong Kar Gee, Mimi *(Chairman)*
(appointed as a chairman on 31st May, 2005)

Fang Chin Ping
Hung Kai Mau, Marcus
(appointed on 16th August, 2005)

Non-executive:
Soo Hung Leung, Lincoln J.P.
(resigned on 30th September, 2004)

董事

本年度及截至本報告刊發日期之本公司董事為：

執行董事：
洪建生 *(董事總經理)*
(於二零零五年五月三十一日辭任主席)
洪王家琪 *(主席)*
(於二零零五年五月三十一日獲委任主席)
方進平
洪繼懋
(於二零零五年八月十六日獲委任)

非執行董事：
蘇洪亮非官守太平紳士
(於二零零四年九月三十日辭任)

Independent Non-executive:
Lo Yun Tai
Lun Tsan Kau
Soo Hung Leung, Lincoln J.P.
(appointed on 30th September, 2004)
Lam Ka Wai, Graham
(appointed on 1st October, 2005)

獨立非執行董事：
盧潤帶
倫贊球
蘇洪亮非官守太平紳士
(於二零零四年九月三十日獲委任)
林家威
(於二零零五年十月一日獲委任)

In accordance with Clause 86(2) and 87(1) of the Company's Bye-Laws, Mr. Hung Kin Sang, Raymond, Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau, Mr. Hung Kai Mau, Marcus and Mr. Lam Ka Wai, Graham retire and, being eligible, offer themselves for re-election. All remaining directors will continue in office. The terms of office of the independent non-executive directors are the periods up to their retirement by rotation in accordance with the Company's Bye-Laws.

按照本公司之公司細則第86(2)條及第87(1)條，洪建生先生、蘇洪亮先生、盧潤帶先生、倫贊球先生、洪繼懋先生及林家威先生依章告退，惟願膺選連任。其餘董事全部留任。各獨立非執行董事之任期均至依照本公司之公司細則規定依章輪值告退為止。

The directors being proposed for re-election at the forthcoming annual general meeting do not have any service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

於應屆股東週年大會上擬膺選連任之董事與本公司或其任何附屬公司並無訂立任何本集團不可於一年內不付賠償(法定補償除外)而終止之服務合約。

CONNECTED TRANSACTIONS AND DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

關連交易及董事於重大合約之權益

At 30th June, 2005, Mr. Hung Kin Sang, Raymond and Madam Hung Wong Kar Gee, Mimi, directors of the Company, had outstanding joint and several guarantees issued, at no consideration, in favour of a bank in respect of credit facilities granted by the bank to a subsidiary of the Company amounting to HK$21,202,000.

於二零零五年六月三十日，本公司董事洪建生先生及洪王家琪女士就一家銀行給予一家附屬公司之信貸融資共同及個別作出尚未了結之擔保金額達21,202,000港元。

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

董事之股份及相關股份權益

At 30th June, 2005, the interests held by the directors of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

於二零零五年六月三十日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條存置之登記冊所載，本公司董事擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）股份、相關股份及債券之權益，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

(a) Long position in shares of the Company

(a) 本公司股份好倉持有

	Number of ordinary shares 普通股數目				
Name of directors 董事姓名	Beneficial owner 實益擁有人	Held by a discretionary trust 由全權信託基金持有	Held by controlled corporation 由受控制公司持有	Total 總計	Approximate % of shareholding 概約持股百分比
Hung Kin Sang, Raymond 洪建生	3,280,000	405,655,584 (Note 1) (附註1)	48,329,000 (Note 2) (附註2)	457,264,584	48.79%
Hung Wong Kar Gee, Mimi 洪王家琪	8,870,056	405,655,584 (Note 1) (附註1)	48,329,000 (Note 2) (附註2)	462,854,640	49.39%
Fang Chin Ping 方進平	100,000	–	–	100,000	0.01%
Soo Hung Leung, Lincoln 蘇洪亮	1,100,000	–	–	1,100,000	0.12%

Notes:

(1) These shares were held by the following companies:

	Number of ordinary shares 普通股數目
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
	405,655,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as the trustee of Raymond Hung/Mimi Hung & Family Trust. All units in Raymond Hung/Mimi Hung & Family Trust are beneficially owned by a discretionary trust, the beneficiaries of which include the family members of Mr. Hung Kin Sang, Raymond and Madam Hung Wong Kar Gee, Mimi.

(2) These shares were held by iQuorum Cybernet Limited, a wholly owned subsidiary of the Company.

(b) Long position in shares of a 89% owned subsidiary

At 30th June, 2005, Mr. Fang Chin Ping held 200,000 ordinary shares of Quorum Bio-Tech Limited, which represented 2% of the issued share capital of this company.

Save as disclosed above and other than certain nominee shares in subsidiaries held in trust for the Company by certain directors at 30th June, 2005, none of the directors or their associates had any interests, or short position in any shares, underlying shares of the Company or any of its associated corporations.

附註：

(1) 該等股份由下列公司持有：

Malcolm Trading Inc.、Primore Co. Inc.及Capita Company Inc.均由作為Raymond Hung/Mimi Hung & Family Trust信託人之Marami Foundation全資擁有。Raymond Hung/Mimi Hung & Family Trust之全部單位均由一全權信託基金實益擁有，而該全權信託基金之受益人包括洪建生先生及洪王家琪女士之家族成員。

(2) 該等股份由本公司一全資附屬公司盈聯網絡有限公司持有。

(b) 於擁有89%權益之附屬公司之股份好倉持有

於二零零五年六月三十日，方進平先生持有200,000股Quorum Bio-Tech Limited普通股，佔該公司已發行股本2%。

除上文所披露者及若干董事以信託方式代本集團持有於附屬公司之若干代理人股份外，於二零零五年六月三十日，各董事或彼等之聯繫人士並無擁有本公司或其任何相聯法團股份或相關股份之權益或淡倉持有。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

董事購買股份或債券之權利

The directors and employees of the Company and its subsidiaries are entitled to participate in the share option scheme of the Company adopted by the Company on 16th September, 2002 (the "Scheme"). No share options has been granted under the Scheme since its adoption. Particulars of the Scheme are set out in note 25 to the financial statements.

本公司及其附屬公司之董事及僱員均可參與本公司於二零零二年九月十六日所採納之本公司購股權計劃(「計劃」)。計劃之詳情載於財務報告附註25。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate. None of the directors or their spouses or children under the age of 18 had any right to subscribe for securities of the Company or had exercised any such rights during the year.

除上文所披露者外,本公司或其任何附屬公司於本年度內任何時間概無訂立任何安排,致使本公司之董事可藉購買本公司或任何其他法人團體之股份或債券而獲得利益。各董事或彼等之配偶或未滿十八歲子女概無認購本公司證券之權利,亦無於本年度行使任何該等權利。

SUBSTANTIAL SHAREHOLDERS

主要股東

Other than the interests disclosed above under the heading "Directors' interests in shares and underlying shares" in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO discloses no person as having a notifiable interest or short position in the issued share capital of the Company at 30th June, 2005.

除上文「董事之股份及相關股份權益」一節所披露若干董事之權益外,本公司根據證券及期貨條例第336條之規定而存置之主要股東名冊顯示,於二零零五年六月三十日並無任何人士擁有本公司已發行股本而須予公佈之權益或淡倉持有。

PRE-EMPTIVE RIGHTS

優先購買權

There are no provisions for pre-emptive rights under the Company's Bye-Laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

本公司之公司細則及百慕達法律均無優先購買權之條文,規定本公司必須按比例發售新股予現有股東。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

買賣或贖回上市證券

During the year, the Company repurchased 3,860,000 ordinary shares on the Stock Exchange at an aggregate consideration of HK$843,000. All of the shares were subsequently cancelled. The nominal value of the cancelled shares of HK$39,000 during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$843,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

本公司於年內以總代價843,000港元在聯交所購回普通股3,860,000股。全部購回股份其後均已註銷。年內已註銷股份39,000港元之面值已記入資本贖回儲備，且相關總代價843,000港元已自本公司累積虧損支付。購回詳情概述如下：

Month of the repurchases	購回月份	Total number of the ordinary shares repurchased 購回之普通股總股數	Highest price paid per share 已付每股最高價 HK$ 港元	Lowest price paid per share 已付每股最低價 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
January 2005	二零零五年一月	280,000	0.128	0.120	36
February 2005	二零零五年二月	480,000	0.130	0.125	62
April 2005	二零零五年四月	980,000	0.265	0.240	248
May 2005	二零零五年五月	380,000	0.260	0.238	94
June 2005	二零零五年六月	1,740,000	0.240	0.220	403
		3,860,000			843

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

該等購回乃基於全體股東之利益而作出，理由為該等購回提升本公司每股資產淨值及／或每股盈利。

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

除上文披露者外，本公司或其任何附屬公司於年內並無買賣或贖回本公司任何上市證券。

DONATIONS

捐款

During the year, the Group made charitable and other donations of HK$29,000.

本集團於本年度合共作出29,000港元之慈善捐款及其他捐款。

CORPORATE GOVERNANCE

In the opinion of the directors of the Company, the Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The Code of Best Practice has been replaced by the Code on Corporate Governance Practices and Corporate Governance Report (Appendices 14 and 23 to the Listing Rules) with effect from 1st January, 2005. Compliance of the new Code by the Company will be required for accounting periods commencing from 1st July, 2005.

公司管治

董事認為，本公司於整個年度一直遵守上市規則附錄十四所載之最佳應用守則。

由二零零五年一月一日起，最佳應用守則已被企業管治常規守則及企業管治報告(上市規則附錄第14條及第23條)取代。本公司將於由二零零五年七月一日起之會計期間被要求遵守新守則。

CODES FOR DEALING IN THE COMPANY'S SECURITIES

The Company has adopted a code for dealing in the Company's securities by the directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all directors who confirmed compliance with the required standard set out in the Model Code and the Company Code for the year ended 30th June, 2005.

本公司證券交易守則

本公司已採納董事進行本公司證券交易守則(「公司守則」)，其條款不遜於上市規則標準守則所載之要求標準。本公司已向各董事個別查詢，各董事已確認彼等於截至二零零五年六月三十日止年度一直遵守標準守則及公司守則所載之要求標準。

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to the guidelines set out in Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

獨立非執行董事之獨立性

本公司已收到各獨立非執行董事之年度確認，確認彼等根據上市規則第3.13條所載之指引之獨立性。本公司認為所有獨立非執行董事均具獨立身份。

AUDIT COMMITTEE

The audit committee of the Company comprises four members, Mr. Lo Yun Tai, Mr. Lun Tsan Kau, Mr. Soo Hung Leung, Lincoln and Mr. Lam Ka Wai, Graham, all of whom are independent non-executive directors.

During the year, the audit committee had held two meetings to review the 2004 annual report and accounts and the 2005 interim report and accounts and reported all relevant matters to the board of the directors.

審核委員會

本公司審核委員為包括四名成員，即盧潤帶先生、倫贊球先生、蘇洪亮先生及林家威先生，彼等均為獨立非執行董事。

年內審核委員會已舉行兩次會議，審閱二零零四年年度報告及賬目及二零零五年中期報告及賬目，並向董事會報告所有相關事宜。

The audit committee has reviewed the accounting policy and practices adopted by the Group and the annual report for the year ended 30th June, 2005.

審核委員會已審閱本集團所採納之會計政策及慣例以及截至二零零五年六月三十日止年度之年度報告。

EMOLUMENT POLICIES

薪酬政策

The Group's emolument policies are formulated by the remuneration committee on the basis of performance of individual employees.

本集團之薪酬政策乃由薪酬委員會根據僱員個人工作表現而制定。

The Company has established its remuneration committee on 20th April, 2005 which comprises Mr. Hung Kin Sang, Raymond, the Managing Director (Committee Chairman) and two independent non-executive directors, namely Mr. Lo Yun Tai and Mr. Soo Hung Leung, Lincoln. The remuneration Committee would meet at least annually to make recommendations to the board of the directors on the Group's emolument policies including remuneration of the directors and senior management.

本公司已於二零零五年四月二十日成立薪酬委員會，包括董事總經理洪建生先生(委員會主席)及兩名獨立非執行董事盧潤帶先生及蘇洪亮先生。薪酬委員會至少每年舉行一次會議，就包括董事及高層管理人員薪酬在內之本集團薪酬政策，向董事會提出建議。

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme are set out in note 25 to the financial statements.

本公司已採納一項購股權計劃，作為對董事及合資格僱員之獎勵。計劃詳情載於財務報告附註25。

SUFFICIENCY OF PUBLIC FLOAT

足夠之公眾持股量

The Company has maintained a sufficient public float throughout the year ended 30th June, 2005.

於截至二零零五年六月三十日止年度，本公司已維持足夠之公眾持股量。

AUDITORS

核數師

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

本公司將於股東週年大會上提呈一項決議案，續聘德勤•關黃陳方會計師行為本公司之核數師。

On behalf of the Board

代表董事會

Hung Kin Sang, Raymond
Managing Director

董事總經理
洪建生

Hong Kong, 13th October, 2005

香港，二零零五年十月十三日

Deloitte.
德勤

TO THE SHAREHOLDERS OF
APPLIED INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

致實力國際集團有限公司
全體股東
(於百慕達註冊成立之有限公司)

We have audited the financial statements on pages 27 to 85 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核載於第27頁至第85頁按照香港普遍採納之會計原則編製之財務報告。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

董事及核數師之個別責任

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

貴公司之董事須負責編製真實與公平之財務報告。在編製該等真實與公平之財務報告時，董事必須貫徹採用合適之會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Acts, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立之意見，並根據百慕達公司法第90條僅向全體股東作出報告，而本報告不得用於其他用途。本行不會就本報告內容而向任何其他人士承擔任何責任。

BASIS OF OPINION

意見之基礎

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本行在策劃及進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在達致意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

OPINION

意見

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

本行認為上述財務報告均真實與公平地反映貴公司及貴集團於二零零五年六月三十日之財政狀況及貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例中之披露要求而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
13th October, 2005

德勤•關黃陳方會計師行
執業會計師

香港
二零零五年十月十三日

Consolidated Income Statement 綜合收益表

For the year ended 30th June, 2005 截至二零零五年六月三十日止

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Turnover	營業額	5	**105,295**	104,070
Cost of sales	銷售成本		**(91,400)**	(70,868)
Gross profit	毛利		**13,895**	33,202
Other operating income	其他經營收入		**2,079**	6,789
Distribution costs	分銷成本		**(1,306)**	(1,893)
Administrative expenses	行政費用		**(24,146)**	(73,203)
Increase in fair value of investment properties	投資物業公允值增加		**100,880**	–
Surplus on revaluation of investment properties	投資物業之重估盈餘		**–**	78,012
Impairment loss recognised in respect of property, plant and equipment	物業、廠房及設備之已確認減值虧損		**–**	(6,000)
Gain (loss) on disposal of property, plant and equipment	出售物業、廠房及設備收益(虧損)		**6,194**	(904)
Gain on disposal of investment properties	出售投資物業之收益		**12,903**	3,575
Loss on disposal of other securities	出售其他證券之虧損		**(269)**	(7,755)
Profit from operations	經營溢利	7	**110,230**	31,823
Finance costs	融資成本	8	**(3,354)**	(6,318)
(Loss) gain on disposal of subsidiaries	出售附屬公司之(虧損)收益		**(6,752)**	55,956
Gain on disposal of discontinued operations	出售已終止業務之收益		**–**	8,797
Profit before taxation	除税前溢利		**100,124**	90,258
Taxation	税項	11	**2,665**	(421)
Profit before minority interests	未計少數股東權益前之溢利		**102,789**	89,837
Minority interests	少數股東權益		**736**	6,644
Net profit for the year	年內淨溢利		**103,525**	96,481
Earnings per share	每股盈利	12		
Basic	基本		**11.0 cents仙**	10.3 cents仙

Consolidated Balance Sheet 綜合資產負債表

At 30th June, 2005 於二零零五年六月三十日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Non-current assets	非流動資產			
Investment properties	投資物業	13	**305,500**	202,276
Interest in a leasehold land	租賃土地權益	14	**128,003**	128,003
Property, plant and equipment	物業、廠房及設備	15	**116,197**	132,947
Other investments	其他投資	17	**1,701**	1,701
Other securities	其他證券	18	**8,625**	14,251
Negative goodwill	負商譽	19	**(22,549)**	(23,857)
			537,477	455,321
Current assets	流動資產			
Inventories	存貨	20	**2,233**	580
Trade and other receivables	貿易及其他應收款項	21	**35,224**	18,270
Tax recoverable	應退税項		**155**	124
Pledged bank deposits	已抵押銀行存款		**2,969**	–
Bank balances and cash	銀行結餘及現金		**22,472**	4,755
			63,053	23,729
Current liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	22	**47,125**	43,593
Tax payable	應付税項		**536**	3,400
Bank and other borrowings	銀行及其他借款			
– due within one year	一於一年內到期	23	**52,641**	47,303
Obligations under finance leases	融資租約承擔			
– due within one year	一於一年內到期	24	**2,334**	2,495
			102,636	96,791
Net current liabilities	流動負債淨額		**(39,583)**	(73,062)
			497,894	382,259

At 30th June, 2005 於二零零五年六月三十日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Capital and reserves	資本及儲備			
Share capital	股本	25	**9,372**	9,411
Treasury shares	庫存股份	26	**(12,546)**	(12,546)
Reserves	儲備		**402,945**	281,178
			399,771	278,043
Minority interests	少數股東權益		**70,298**	71,034
Non-current liabilities	非流動負債			
Bank and other borrowings	銀行及其他借款			
– due after one year	一於一年後到期	23	**25,811**	30,334
Deferred taxation	遞延税項	28	**–**	135
Obligations under finance leases	融資租約承擔			
– due after one year	一於一年後到期	24	**2,014**	2,713
			27,825	33,182
			497,894	382,259

The financial statements on pages 27 to 85 were approved and authorised for issue by the Board of Directors on 13th October, 2005 and are signed on its behalf by:

第27頁至第85頁所載之財務報告已於二零零五年十月十三日經董事會批准及授權發行，並由下列董事代表簽署：

Hung Kin Sang, Raymond
Managing Director
洪建生
董事總經理

Fang Chin Ping
Director
方進平
董事

Balance Sheet 資產負債表

At 30th June, 2005 於二零零五年六月三十日

		Notes 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Non-current assets	非流動資產			
Interests in subsidiaries	附屬公司權益	16	**239,944**	241,370
Other securities	其他證券	18	**6,820**	9,545
			246,764	250,915
Current assets	流動資產			
Trade and other receivables	貿易及其他應收款項		**675**	178
Bank balances and cash	銀行結餘及現金		**17,038**	2,112
			17,713	2,290
Current liabilities	流動負債			
Trade and other payables	貿易及其他應付款項		**29,672**	20,539
Bank and other borrowings	銀行及其他借貸	23	**18,449**	17,262
			48,121	37,801
Net current liabilities	流動負債淨額		**(30,408)**	(35,511)
			216,356	215,404
Capital and reserves	資本及儲備			
Share capital	股本	25	**9,372**	9,411
Reserves	儲備	27	**134,915**	138,683
			144,287	148,094
Non-current liability	非流動負債			
Amounts due to subsidiaries	應付附屬公司款項	16	**72,069**	67,310
			216,356	215,404

Hung Kin Sang, Raymond
Managing Director
洪建生
董事總經理

Fang Chin Ping
Director
方進平
董事

Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 30th June, 2005 截至二零零五年六月三十日止

		Share capital 股本 HK$'000 千港元	Treasury shares 庫存股份 HK$'000 千港元	Share premium account 股份溢價賬 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Investment property revaluation reserve 投資物業重估儲備 HK$'000 千港元	Property revaluation reserve 物業重估儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元 (Note 27(a)) (附註27(a))	Distri-butable reserve 可分派儲備 HK$'000 千港元 (Note 27(b)) (附註27(b))	Translation reserve 換算儲備 HK$'000 千港元	(Accumulated losses) retained profit 累計(虧損)溢利 HK$'000 千港元	Total 合計 HK$'000 千港元
THE GROUP	本集團												
At 1st July, 2003	於二零零三年七月一日	188,216	(12,546)	3	(16,128)	-	-	10,892	220,414	93,961	(3,322)	(309,874)	171,616
Surplus on revaluation of investment properties	投資物業之重估盈餘	-	-	-	-	7,216	-	-	-	-	-	-	7,216
Surplus on revaluation of other securities	其他證券之重估盈餘	-	-	-	1,088	-	-	-	-	-	-	-	1,088
Gain not recognised in the income statement	並無在收益表確認之淨收益	-	-	-	1,088	7,216	-	-	-	-	-	-	8,304
Eliminated on disposal of other securities	出售其他證券之對銷	-	-	-	11,469	-	-	-	-	-	-	-	11,469
Capital reorganisation	資本重組	(178,805)	-	(3)	-	-	-	-	-	-	-	178,808	-
Exercise of warrants for ordinary shares	就普通股行使認股權證	-	-	1	-	-	-	-	-	-	-	-	1
Disposal of subsidiaries	出售附屬公司	-	-	-	-	-	-	-	(10,680)	-	852	-	(9,828)
Net profit for the year	本年度淨溢利	-	-	-	-	-	-	-	-	-	-	96,481	96,481
At 30th June, 2004 and 1st July, 2004	於二零零四年六月三十日及二零零四年七月一日	9,411	(12,546)	1	(3,571)	7,216	-	10,892	209,734	93,961	(2,470)	(34,585)	278,043
- effect of adoption of new accounting standards *(note 3)*	一採用新會計準則之影響(附註3)	-	-	-	-	(7,216)	-	-	-	-	-	7,216	-
- at 1st July, 2004, as restated	一於二零零四年七月一日(重列)	9,411	(12,546)	1	(3,571)	-	-	10,892	209,734	93,961	(2,470)	(27,369)	278,043
Surplus on revaluation of other securities	其他證券之重估盈餘	-	-	-	952	-	-	-	-	-	-	-	952
Surplus on revaluation of property, plant and equipment	投資物業、廠房及設備之重估盈餘	-	-	-	-	-	8,551	-	-	-	-	-	8,551
Gain not recognised in the income statement	並無在收益表確認之收益	-	-	-	952	-	8,551	-	-	-	-	-	9,503
Eliminated on disposal of other securities	出售其他證券之對銷	-	-	-	3,243	-	-	-	-	-	-	-	3,243
Repurchase of own shares	購回本身股份	(39)	-	-	-	-	-	39	-	-	-	(843)	(843)
Disposal of subsidiaries	出售附屬公司	-	-	-	-	-	-	-	6,329	-	(29)	-	6,300
Net profit for the year	本年度淨溢利	-	-	-	-	-	-	-	-	-	-	103,525	103,525
At 30th June, 2005	**於二零零五年六月三十日**	**9,372**	**(12,546)**	**1**	**624**	**-**	**8,551**	**10,931**	**216,063**	**93,961**	**(2,499)**	**75,313**	**399,771**

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 30th June, 2005 截至二零零五年六月三十日止

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
OPERATING ACTIVITIES	**經營活動**		
Profit before taxation	除稅前溢利	**100,124**	90,258
Adjustments for:	調整項目：		
Interest income	利息收入	**(33)**	(644)
Finance costs	融資成本	**3,354**	6,318
Dividend income	股息收入	**(364)**	(272)
Surplus on revaluation of investment properties	投資物業之重估盈餘	**–**	(78,012)
Increase in fair value of investment properties	投資物業之公允價值增加	**(100,880)**	–
Depreciation and amortisation of property, plant and equipment	物業、廠房及設備之折舊及攤銷	**7,058**	7,374
Loss on disposal of other investments	出售其他投資之虧損	**–**	202
Loss on disposal of other securities	出售其他證券之虧損	**269**	7,755
Amortisation of goodwill	商譽攤銷	**–**	110
Release of negative goodwill to income	將負商譽轉撥至收入	**(1,308)**	(1,359)
Allowance for trade and other receivables	貿易及其他應收款項撥備	**343**	745
Impairment loss recognised in respect of property, plant and equipment	物業、廠房及設備之已確認減值虧損	**–**	6,000
(Gain) loss on disposal of property, plant and equipment	出售物業、廠房及設備之(收益)虧損	**(6,194)**	904
Gain on disposal of investment properties	出售投資物業之收益	**(12,903)**	(3,575)
Loss (gain) on disposal of subsidiaries/discontinued operations	出售附屬公司／已終止業務之虧損(收益)	**6,752**	(64,753)
Operating cash flows before movements in working capital	營運資本變動前之經營現金流量	**(3,782)**	(28,949)
Increase in inventories	存貨增加	**(1,653)**	(47)
Increase in trade and other receivables	貿易及其他應收款項增加	**(17,299)**	(8,855)
Increase in trade and other payables	貿易及其他應付款項增加	**3,532**	41,866
Cash (used in) from operations	經營活動(所用)所得之現金	**(19,202)**	4,015
Hong Kong Profits Tax paid	已付香港利得稅	**(468)**	(792)
Hong Kong Profits Tax refunded	退還香港利得稅	**103**	–
NET CASH (USED IN) FROM OPERATING ACTIVITIES	**經營活動(所用)所得之現金淨額**	**(19,567)**	3,223

For the year ended 30th June, 2005 截至二零零五年六月三十日止

		Note 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
INVESTING ACTIVITIES	**投資活動**			
Proceeds from disposal of investment properties	出售投資物業所得款項		**19,503**	13,435
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	出售附屬公司(已扣除所出售之現金及現金等價物)	32	**12,705**	14,856
Proceeds from disposal of other securities	出售其他證券所得款項		**9,552**	8,181
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項		**6,743**	11,283
Dividends received	已收股息		**364**	272
Interest received	已收利息		**33**	644
Increase in pledged bank deposits	已抵押銀行存款增加		**(2,969)**	–
Purchase of property, plant and equipment	購入物業、廠房及設備		**(2,277)**	(13,216)
Proceeds from disposal of other investments	出售其他投資所得款項		**–**	23,448
Repayment of short-term loans receivable	償還應收短期貸款		**–**	7,246
Purchase of other securities	購入其他證券		**–**	(10,486)
Acquisition of additional interests in subsidiaries	增購附屬公司權益		**–**	(8,069)
Purchase of investment properties	購入投資物業		**–**	(2,556)
NET CASH FROM INVESTING ACTIVITIES	**投資活動所得之現金淨額**		**43,654**	45,038
FINANCING ACTIVITIES	**融資活動**			
Repayment of bank and other borrowings	償還銀行貸款及其他借貸		**(30,610)**	(79,877)
Interest paid	已付利息		**(3,060)**	(5,582)
Repayment of obligations under finance leases	償還融資租賃承擔		**(2,988)**	(9,806)
Repurchase of own shares	購回本身股份		**(843)**	–
Finance charges paid in respect of obligations under finance leases	融資租賃承擔之已付融資費用		**(294)**	(736)
New bank and other borrowings raised	新增銀行貸款及其他貸款		**27,734**	17,649
Repayment to a director	償還董事		**–**	(2,214)
Repayment of convertible note	償還可換股票據		**–**	(780)
Repayment to a minority shareholder of a subsidiary	償還附屬公司少數股東授出		**–**	(352)
Proceeds from issue of shares on exercise of warrants	行使認股權證發行普通股所得款項		**–**	1
NET CASH USED IN FINANCING ACTIVITIES	**融資活動所用現金淨額**		**(10,061)**	(81,697)

For the year ended 30th June, 2005 截至二零零五年六月三十日止

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**現金及現金等價物增加(減少)淨額**	**14,026**	(33,436)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**本年度初之現金及現金等價物**	**2,915**	36,351
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**本年度終之現金及現金等價物**	**16,941**	2,915
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及現金等價物結餘之分析**		
Bank balances and cash	銀行結餘及現金	**22,472**	4,755
Bank overdrafts	銀行透支	**(5,531)**	(1,840)
		16,941	2,915

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The Group is principally engaged in the design, manufacture, marketing and distribution of consumer electronic products, property and investment holding and property development.

1. 一般事項

本公司為一家於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一家投資控股公司。本集團主要從事設計、製造、市場推廣及分銷電子消費產品、物業及投資控股以及物業發展之業務。

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

In preparing the financial statements, the directors of the Company have given careful consideration to the future liquidity of the Group in light of its net current liabilities of HK$39,583,000 at 30th June, 2005. The directors are satisfied that the Group has sufficient funding, after taking into account of existing banking facilities available, to be able to meet in full its liabilities as they fall due for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

2. 編製財務報告之基準

編製財務報告時，本公司董事已基於本集團截至二零零五年六月三十日約39,583,000港元之流動負債淨額，審慎考慮本集團日後之流動資金。董事認為，就本集團目前備用銀行信貸情況，具備充裕資金，足以應付可預見將來之到期償項。因此，財務報告乃按持續經營基準編製。

3. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKAS(s)") and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for HKFRS 3 "Business Combinations", which is applicable for business combinations for which the agreement date is on or after 1st January, 2005.

3. 近期頒佈之會計準則之潛在影響

於二零零四年，香港會計師公會(「香港會計師公會」)頒佈多項新增或經修訂香港會計準則(「香港會計準則」)及香港財務報告準則(「香港財務報告準則」)(以下統稱「新香港財務報告準則」)，該等準則乃於二零零五年一月一日或之後開始之會計期間生效，惟香港財務準則第3號「業務合併」除外，該準則適用於協議日期為二零零五年一月一日或之後之業務合併。

3. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS (Cont'd)

The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 30th June, 2005.

In the current year, the Group has early adopted the following new HKFRSs. The revised accounting policies are set out in note 4.

HKAS 40	Investment Property
HKAS Interpretation 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets

The Group has elected to use the fair value model to account for its investment properties which requires increase or decrease in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous year, investment properties under Statement of Standard Accounting Practice 13 "Accounting for investment properties" issued by the HKICPA were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1st July, 2004 onwards. The amount held in investment property revaluation reserve at 1st July, 2004 of HK$7,216,000 has been transferred to the Group's accumulated losses.

3. 近期頒佈之會計準則之潛在影響（續）

本集團並無訂立任何協議日期為二零零五年一月一日或之後之業務合併，因此，香港財務報告準則第3號對本集團於截至二零零五年六月三十日止年度並無任何影響。

本年度，本集團已提前採納以下新香港財務報告準則，更改的會計政策詳載於附註4：

香港會計準則第40號	投資物業
香港會計準則詮釋21	所得税 —回撥經重估的不可折舊資產

本集團已選擇使用公允值模式計算須增加或減少投資物業之公允值，於產生時直接於損益表中確認其增值或減值。往年度，根據會計師公會頒佈之會計實務準則第13號「投資物業之會計處理方法」之投資物業乃按公開市值計值，所得之重估盈餘或虧絀乃計入或於投資物業重估儲備中扣除，除非該儲備之結餘不足以抵銷重估減值，在該情況下，重估減值高於投資物業重估儲備結餘之部分乃於收入報表中扣除。倘先前已於收入報表中扣除之減值經重估後升值，所增加之部分將計入收入報表內，惟金額以先前所扣除者為限。本集團已應用香港會計準則第40號之有關過渡性條文，並選擇於二零零四年七月一日起方採用香港會計準則第40號。於二零零四年七月一日於投資物業重估儲備所持之金額為7,216,000港元已轉撥至本集團之累計虧損內。

3. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS (Cont'd)

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HKAS Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. The adoption of HKAS Interpretation 21 has no material effect on the results for the current or prior accounting period. Accordingly, no prior year adjustment has been made.

For other new HKFRSs that the Group has not early adopted in the financial statements for the year ended 30th June, 2005, the Group is in the process of making an assessment of the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have an effect on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

3. 近期頒佈之會計準則之潛在影響(續)

於過往年度，重估投資物業之遞延稅務影響乃按根據先前所詮譯，透過銷售重估物業部份方式計算之稅務影響為基準以作評估。於本年度，本集團採用香港會計準則註釋21，不再假設投資物業賬面值可透過出售而撥回。因此，投資物業之遞延稅項之評估按反映本集團預期於每一結算日有關物業可收回之情況之稅務結果進行。於香港會計準則註釋21未附有任何具體過渡條文下，本集團就此項會計政策的改變作追溯應用。採用香港會計準則註釋21對現有或先前之會計期間業績並無任何重大影響。因此並無作出前期調整。

有關本集團並無就截至二零零五年六月三十日止年度之財務報表提前採用之該等新香港財務報告準則，本集團正在評估該等新香港財務報告準則之影響，惟現時尚未可確定該等新香港財務報告準則是否對本集團之經營業績及財務狀況造成影響。該等新香港財務報告準則可能改變未來本集團編製及呈列業績及財務況狀的方式。

4. SIGNIFICANT ACCOUNTING POLICIES

4. 主要會計政策

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

財務報告乃按照香港普遍採納之會計原則依據原值成本法編製，惟就投資物業及證券投資之重估而予以修訂。以下為所採納之主要會計政策：

Basis of consolidation

綜合賬目基準

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

綜合財務報告包括本公司及其附屬公司截至每年六月三十日止之財務報告。

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

本年度收購或出售之附屬公司之業績視乎情況而自收購生效日期起或截至出售生效日期止納入綜合收益表內。

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

本集團內部公司相互間之所有重大交易及結餘均於綜合賬目時對銷。

Goodwill

商譽

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities at the date of acquisition of a subsidiary.

綜合賬目產生之商譽指收購成本超出收購當日本集團所佔有關附屬公司之可識別資產及負債之公平價值權益之數額。

Goodwill arising on acquisitions prior to 1st July, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, or at such time as the goodwill is determined to be impairment.

於二零零一年七月一日前之收購產生之商譽繼續撥於儲備並於出售相關附屬公司時或產生減值虧損時，計入收益賬內。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Goodwill (Cont'd)

Goodwill arising on acquisitions since 1st July, 2001 and prior to 1st January, 2005 is capitalised and amortised on a straight line basis over its useful economic life and is presented separately in the balance sheet. On the disposal of a subsidiary, the attributable amount of unamortised goodwill is included in the determination of the profit and loss on disposal.

Goodwill arising on acquisitions with agreement date on or after 1st January, 2005, represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition, is measured at cost less accumulated impairment losses, if any, after initial recognition. Goodwill will be tested for impairment at lease annually.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1st July, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

4. 主要會計政策(續)

商譽(續)

自二零零一年七月一日起至二零零五年一月一日前,收購附屬公司所產生的商譽乃撥充資本及按其估計可使用年期以直線法攤銷,並於資產負債表中另行呈列。當出售附屬公司時,在釐定出售所得盈虧時須計入應佔未攤銷商譽。

協議日期為二零零五年一月一日或其後的收購所產生之商譽,指一間附屬公司之收購成本高於本集團佔可識別資產、負債及或然負債公平值的權益,會在初步確認後,按成本扣除累積減值虧損(如有)計算。最少每年對商譽進行減值測試。

負商譽

負商譽指收購當日本集團所佔有關附屬公司之可識別資產及負債之公平價值權益超出收購成本之數額。

於二零零一年七月一日前收購產生之負商譽繼續撥於儲備並於出售相關附屬公司時計入收益賬內。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

4. 主要會計政策(續)

Negative goodwill (Cont'd)

Negative goodwill arising on acquisitions since 1st July, 2001 and prior to 1st January, 2005 is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

For business combination with agreement date on or after 1st January, 2005, any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition over the cost of acquisition is recognised immediately in the profit or loss for the year.

負商譽(續)

自二零零一年七月一日起至二零零五年一月一日前,收購附屬公司所產生的負商譽乃呈列為資產扣除項目,並將根據結餘產生之情況分析後轉撥至收入。 倘負商譽是歸因於收購當日產生可預見之虧損或開支,則負商譽將於該等虧損或開支產生之期間轉撥至收入。餘下之負商譽將按可識別已收購可折舊資產餘下之平均可使用年期以直線法確認為收入。倘負商譽超出已收購可識別非貨幣資產之公平價值總值,則負商譽將即時確認為收入。

就協議日期為二零零五年一月一日或其後的之業務合併而言,於收購一間附屬公司當日本集團佔該附屬公司可識別資產、負債及或然負債公平值的權益高於收購成本之金額即時確認於該年度的損益內。

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

附屬公司之投資

本公司資產負債表中之附屬公司投資乃以成本值減任何已確認減值虧損入賬。

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Sales of investments in securities are recognised on a trade date basis.

收益確認

銷售貨品乃於貨品交付及擁有權轉手時入賬。

出售證券投資按交易日基準予以確認。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue recognition (Cont'd)

Rental income, including rental invoiced in advance from property under operating leases, is recognised on a straight line basis over the terms of the relevant lease.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Investment properties

Starting from 1st July, 2004, investment properties including property interests that are held under an operating lease, which are properties held to earn rentals and/or for capital appreciation, are stated at fair value at the balance sheet date. Increase or decrease in the fair value of investment properties are included in the net profit or loss for the year in which they arise.

Prior to 1st July, 2004, investment properties were stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties was credited or charged to the investment property revaluation reserve unless the balance of this reserve was insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance on the investment property revaluation reserve was charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus was credited to the income statement to the extent of the deficit previously charged.

4. 主要會計政策(續)

收益確認(續)

租金收入(包括就經營租約所持物業預先發出租金發票之收入)按直線基準在有關租約期內確認。

利息收入按時間基準根據未償還本金額以適用利率計算。

投資之股息收入在股東收取股息之權利確立後確認。

投資物業

自二零零四年七月一日起,投資物業包括持有物業權益作經營租賃,此等物業持有作為收取租金及/或資本增值,並於結算日以公允值列賬。投資物業之公允值之增加或減少已包括於有關年度內之純利或虧損中。

於二零零四年七月一日前,投資物業乃依據結算日之獨立專業估值以公開市值入賬。任何因重估投資物業而產生之盈虧將在投資物業重估儲備入賬或扣除。若該儲備之結存不足以應付撇除之有關虧絀,則重估虧絀超出投資物業重估儲備之差額將於收益表內撇除。倘以往已於收益表中扣除虧絀而其後出現盈餘,則有關盈餘以先前曾扣除之虧絀數額為限計入收益表。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Interest in a leasehold land

Interest in a leasehold land is stated at cost less accumulated impairment losses, if any.

Property, plant and equipment

Property, plant and equipment, other than properties held for development, are stated at cost less depreciation or amortisation and accumulated impairment losses.

The cost of leasehold land is amortised over the period of the relevant leases using the straight line method.

The cost of buildings is depreciated using the straight line method over their estimated useful lives of fifty years or, where shorter, the period of the relevant lease.

Properties held for development are carried at cost, less any identified impairment losses. Cost includes land cost, construction and other incidental costs. Amortisation of these properties, on the same basis as other properties, commences when the assets are put into use.

4. 主要會計政策(續)

租賃土地權益

於租賃土地之權益乃按成本減累積減值虧損(如有)列賬。

物業、廠房及設備

物業、廠房及設備(持作發展之物業除外)以成本減折舊或攤銷及累積減值虧損入賬。

租賃土地之成本以直線法按有關租約年期攤銷。

樓宇成本以直線法按其估計可使用年期50年或有關租約年期(以較短者為準)計算折舊。

持作發展之物業乃按成本減任何已確認減值虧損入賬。成本包括土地成本、建築及其他雜項成本。該等物業之折舊乃於資產投入使用時開始計算，而計算之基準與其他物業相同。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment (Cont'd)

Depreciation and amortisation is provided to write off the cost of items of property, plant and equipment, other than properties held for development, over their estimated useful lives, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold improvements	Over the term of the lease
Plant and machinery	10% to 25%
Furniture, fixtures and equipment	10% to 50%
Motor vehicles	10% to 33⅓%
Motor boats	10% to 20%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceed and the carrying amount of the asset and is recognised in the income statement.

On the transfer of land and buildings to investment properties, the land and buildings are revaluated at their fair value at the date of transfer. Any difference at that date between the carrying amount of the property and the fair value is treated on the same way as a revaluation increase or decrease arising from the revaluation of land and buildings.

Any revaluation increase arising on the revaluation of land and buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

4. 主要會計政策(續)

物業、廠房及設備(續)

攤銷乃採用直線法按物業、廠房及設備(持作發展之物業除外)之估計可使用年期以下列折舊年率撇銷成本：

永久業權土地	無
租賃物業裝修	按租期釐訂
廠房及機器	10%至25%
傢俬、裝置及設備	10%至50%
汽車	10%至33⅓%
汽船	10%至20%

出售或棄用資產之收入或虧損，按其出售所得款項與賬面值之差額釐定，並於收益表內確認。

於將土地及樓宇轉入投資物業時，土地及樓宇乃按轉入當日之公允值重估。於當日該物業賬面值與公允值之任何差額，其處理方法等同因重估土地及樓宇時產生之重估增值或減值。

任何因土地及樓宇重估所產生之盈餘，均撥入物業重估儲備，但如撥回同一資產早前確認為開支之重估減值，則有關盈餘以經已扣除之虧絀為限計入收益表。如資產之賬面值因重估而減少，則有關減值以其超出該項資產早前重估所得之重估儲備結餘(如有)之金額為限確認為開支。如重估資產其後售出或報廢，其應佔重估盈餘會撥入保留溢利。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment (Cont'd)

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the period of the relevant lease.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Other investments

Other investments are antiques held for long-term purposes and are stated at cost less any identified impairment losses.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

4. 主要會計政策(續)

物業、廠房及設備(續)

根據融資租約持有之資產乃按自置資產相同之基準，根據其估計可使用年期或有關租約年期(以較短者為準)計算折舊。

減值

於各結算日，本集團均會審閱其資產之賬面值，以確定該等資產有否出現任何減值虧損跡象。倘估計某資產之可收回金額低於其賬面值，則其資產之賬面值將減至其可收回金額，即時確認其減值虧損為開支。

倘減值虧損其後撥回，則資產之賬面值將增至其經重新估計之可收回金額，惟所增加之賬面值不會超出假設於以往年度並無確認減值虧損而釐定之面值。減值虧損之撥回即時確認為收入。

其他投資

作長期持有之其他投資均為古董，按成本減任何已確認減值虧損入賬。

證券投資

證券投資按交易日基準確認及初步按成本計算。所有證券(持至到期日債券除外)於其後之申報日期按公平價值計算。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments in securities (Cont'd)

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in the net profit or loss for the period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as obligations under finance leases. Finance charges, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the years of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight line basis over the relevant lease terms.

4. 主要會計政策(續)

證券投資(續)

倘為持有作買賣用途之證券，則未變現之收益與虧損會列作有關期間之溢利或淨虧損。就其他證券而言，未變現之收益及虧損均計入股本，直至該證券被出售或被斷定為已減值為止，屆時已累積之收益或虧損會列作有關期間之溢利或淨虧損。

存貨

存貨乃根據成本及可變現淨值兩者之較低值入賬。成本乃按先進先出法計算。

根據融資租約持有之資產

凡租賃條款規定將擁有租賃資產之絕大部份風險及回報轉移予本集團，則資產被視為根據融資租約持有。根據融資租約持有之資產以其於購入日期之公平值撥充資本。其相對出租人之負債則不計利息於資產負債表內列為融資租約承擔。財務費用指租約承擔總額與所收購資產之公平值之差額，乃按有關租約年期於收益表中扣除，以便就各會計期間之剩餘負債結餘定出固定之定期扣除比率。

所有其他租約均列為經營租約，而每年租金均以直線法按有關租約年期自收益表中撥入。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Treasury shares

Treasury shares are ordinary shares of the Company held by a subsidiary which acquired these shares before it became a subsidiary of the Company. Treasury shares are recorded using the cost method and are separately disclosed and regarded as a deduction of the Group's equity.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred taxation.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods, and it further excludes income statement items that are never taxable or deductible.

Deferred taxation is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

4. 主要會計政策(續)

庫存股份

庫存股份乃附屬公司於成為本公司附屬公司前購入及持有之本公司普通股。庫存股份以成本法入賬及分開披露，被視為本集團股本之減項。

税項

所得税開支為即期應繳之税項與遞延税項總和。

即期應繳税項乃按年內應課税溢利計算。由於應課税溢利不包括應於其他年度課税或可扣税之收入及開支項目，且亦不計及永久毋須課税或不可扣減之收益表項目，故有別於收益表內呈報之溢利淨額。

遞延税項乃按財務報告內資產及負債賬面值與計算應課税溢利所使用相應税基之差額計算預期應付或可收回之税項，並以資產負債表負債法入賬。遞延税項負債一般就所有應課税暫時差額確認，而遞延税項資產則於可能有應課税溢利以抵銷可扣減暫時差額時確認。倘暫時差額因商譽(或負商譽)產生，或自不影響應課税溢利或會計溢利之交易項下其他資產及負債之初步確認(業務合併除外)所產生，則不會確認有關資產及負債。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Taxation (Cont'd)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred taxation is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred taxation is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred taxation is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are initially recorded at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated into Hong Kong dollars at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

4. 主要會計政策(續)

稅項(續)

投資附屬公司產生之應課稅暫時差額會確認為遞延稅項負債，惟本集團可控制撥回暫時差額之時間，及有可能在可預見未來不會撥回則除外。

遞延稅項資產之賬面值於各結算日審閱，並於不再可能有足夠應課稅溢利以收回全部或部分資產之情況下作出相應扣減。

遞延稅項按預期於清還負債或變現資產期間適用之稅率計算。遞延稅項於收益表內扣除或入賬，惟倘與直接扣除或計入股本之項目相關，則遞延稅項亦於股本中處理。

外幣

外幣兌換乃初步按交易日之概約匯率換算。以外幣計算之貨幣資產及負債以結算日之匯率重新換算為港元。兌換產生之損益均計入收益表。

在綜合賬目時，本集團海外業務之財務報告按結算日之匯率換算，而收支項目則按期內平均匯率換算。換算時所產生之兌換差額(如有)均列作權益，並轉撥至本集團匯兌儲備。上述匯兌差額均列作出售業務期間之收入或開支。

4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

4. 主要會計政策（續）

Retirement benefit scheme

Payments to defined contribution retirement benefit scheme and mandatory provident fund scheme are charged as expenses as they fall due.

退休福利計劃

支付定額退休福利供款計劃及強制性公積金計劃在支付時列作開支。

5. TURNOVER

5. 營業額

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Sales of goods	銷售貨品	**95,315**	93,849
Rental income	租金收入	**9,980**	10,221
		105,295	104,070

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

6. 業務及地區分類

Business segments

For management purposes, the Group is currently organised into three operating divisions (2004: three) – manufacture and distribution of electronic products, property and investment holding and property development. These divisions are the basis on which the Group reports its primary segment information.

In prior year, the Group was also involved in the manufacture and distribution of healthcare products. This business was discontinued during the year ended 30th June, 2004; details are set out in note 9.

按業務劃分

就管理而言，本集團現時組成三個（二零零四年：三個）業務部門－製造及分銷電子產品、物業及投資控股、物業發展。該等部門乃本集團報告其主要分類資料之基礎。

去年，本集團亦參與製造及分銷保健產品。該項業務已於二零零四年六月三十日止年度終止經營。詳情載於附註9。

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont'd)

6. 業務及地區分類(續)

Business segments (Cont'd)

按業務劃分(續)

Business segment information for the year ended 30th June, 2005 is presented below:

截至二零零五年六月三十日止年度之業務分類資料呈列如下：

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property and investment holding 物業及投資控股 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額	95,315	9,980	-	105,295
Results	業績				
Segment results	分類業績	(1,091)	115,633	(412)	114,130
Unallocated corporate expenses	未分配公司開支				(3,900)
Profit from operations	經營溢利				110,230
Finance costs	融資成本				(3,354)
Loss on disposal of subsidiaries	出售附屬公司之虧損				(6,752)
Profit before taxation	除稅前溢利				100,124
Taxation	稅項				2,665
Profit before minority interests	未計少數股東權益前溢利				102,789
Minority interests	少數股東權益				736
Net profit for the year	年內純利				103,525

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont'd)

6. 業務及地區分類(續)

Business segments (Cont'd)

按業務劃分(續)

		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property and investment holding 物業及投資控股 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Corporate 公司 HK$'000 千港元	Total 總計 HK$'000 千港元
Assets	資產					
Segment assets	分類資產	22,068	338,411	236,773	-	597,252
Unallocated corporate assets	未分配公司資產					3,278
Consolidated total assets	綜合總資產					600,530
Liabilities	負債					
Segment liabilities	分類負債	5,473	40,004	56	-	45,533
Unallocated corporate liabilities	未分配公司負債					84,928
Consolidated total liabilities	綜合總負債					130,461
Other information	其他資料					
Capital expenditure	資本開支	2,364	2,041	-	-	4,405
Depreciation and amortisation of property, plant and equipment	物業、廠房及設備之折舊及攤銷	3,188	3,725	-	145	7,058
Allowance for trade and other receivables	貿易及其他應收款項撥備	343	-	-	-	343

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont'd)

6. 業務及地區分類（續）

Business segments (Cont'd)

按業務劃分（續）

Business segment information for the year ended 30th June, 2004 is presented below:

截至二零零四年六月三十日止年度之業務分類資料呈列如下：

		Continuing operations 持續經營業務			Discontinued operations 已終止業務	
		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property and investment holding 物業及投資控股 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Manufacture and distribution of health care products 製造及分銷保健產品 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額	80,765	10,221	-	13,084	104,070
Results	業績					
Segment results	分類業績	1,883	35,116	(6,540)	4,158	34,617
Unallocated corporate expenses	未分配公司開支					(2,794)
Profit from operations	經營溢利					31,823
Finance costs	融資成本					(6,318)
Gain on disposal of subsidiaries	出售附屬公司之收益					55,956
Gain on disposal of discontinued operations	出售已終止業務收益					8,797
Profit before taxation	除稅前溢利					90,258
Taxation	稅項					(421)
Profit before minority interests	未計少數股東權益前溢利					89,837
Minority interests	少數股東權益					6,644
Net profit for the year	年內溢利淨額					96,481

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont'd) 6. 業務及地區分類（續）

Business segments (Cont'd) 按業務劃分（續）

		Continuing operations 持續經營業務			Discontinued operations 已終止業務		
		Manufacture and distribution of electronic products 製造及分銷電子產品 HK$'000 千港元	Property and investment holding 物業及投資控股 HK$'000 千港元	Property development 物業發展 HK$'000 千港元	Manufacture and distribution of health care products 製造及分銷保健產品 HK$'000 千港元	Corporate 公司 HK$'000 千港元	Total 總計 HK$'000 千港元
Assets	資產						
Segment assets	分類資產	20,594	219,488	233,662	-		473,744
Unallocated corporate assets	未分配公司資產						5,306
Consolidated total assets	綜合總資產						479,050
Liabilities	負債						
Segment liabilities	分類負債	7,084	34,872	32	-		41,988
Unallocated corporate liabilities	未分配公司負債						87,985
Consolidated total liabilities	綜合總負債						129,973
Other information	其他資料						
Capital expenditure	資本開支	3,748	17,560	152	38	556	22,054
Depreciation and amortisation of property, plant and equipment	物業、廠房及設備之折舊及攤銷	3,959	2,799	6	258	352	7,374
Allowance for trade and other receivables	貿易及其他應收款項撥備	-	745	-	-	-	745
Impairment loss recognised in respect of property, plant and equipment	物業、廠房及設備之減值虧損	-	-	6,000	-	-	6,000

Geographical segments 按地區劃分

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC"). The Group's administrative and manufacturing function is carried out in Hong Kong and the PRC.

本集團之經營地區主要位於香港及中華人民共和國（「中國」，不包括香港）。本集團之行政及生產工作在香港及中國進行。

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (Cont'd)

6. 業務及地區分類(續)

Geographical segments (Cont'd)

按地區劃分(續)

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods:

下表為本集團按地區劃分之營業額分析(不論貨品之來源地):

		Sales revenue by geographical market 按地區劃分之銷售收益	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Hong Kong	香港	**99,586**	49,275
PRC	中國	**4,528**	10,154
Other Asian countries	其他亞洲國家	**–**	6,968
Europe	歐洲	**–**	64
United States of America	美國	**–**	29,234
British Virgin Islands	英屬處女群島	**1,181**	1,427
Australia	澳洲	**–**	6,948
		105,295	104,070

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

按資產所在地區劃分之分類資產賬面值以及物業、廠房及設備增加之分析如下:

		Carrying amount of segment assets 分類資產賬面值		Additions to investment properties and property, plant and equipment 物業、廠房及設備增加	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
Hong Kong	香港	**323,295**	211,676	**4,405**	17,750
PRC	中國	**168,294**	174,699	**–**	1,596
United States of America	美國	**26**	87	**–**	2,556
British Virgin Islands	英屬處女群島	**108,760**	92,464	**–**	152
		600,375	478,926	**4,405**	22,054

7. PROFIT FROM OPERATIONS 7. 經營溢利

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Profit from operations has been arrived at after charging:	經營溢利已扣除下列各項：		
Staff costs, including directors' remuneration:	員工成本，包括董事酬金：		
Basic salaries and allowances	基本薪金及津貼	**16,517**	26,441
Retirement benefit scheme contributions, no forfeited contributions	退休福利計劃供款，並無沒收供款	**190**	394
Total staff costs	總員工成本	**16,707**	26,835
Allowance for trade and other receivables	貿易及其他應收款項撥備	**343**	745
Amortisation of goodwill included in administrative expenses	計入行政開支之商譽攤銷	**-**	110
Auditors' remuneration:	核數師酬金：		
Current year	本年度	**611**	1,265
Underprovision in prior years	過往年度撥備不足	**111**	513
Depreciation and amortisation:	折舊及攤銷：		
Owned assets	自置資產	**5,467**	4,584
Assets held under finance leases	融資租賃資產	**1,591**	2,790
Loss on disposal of other investments	出售其他投資之虧損	**-**	202
and after crediting:	並經計入：		
Dividend income from listed securities	上市證券股息收入	**364**	272
Interest income	利息收入	**33**	644
Release of negative goodwill included in other operating income	計入其他經營收入之負商譽解除	**1,308**	1,359
Rental income from property, plant and equipment	物業、廠房及設備租金收入	**80**	40
Rental income from investment properties, net of negligible outgoings (2004: outgoings of HK$468,000)	投資物業之租金收入，減可忽略開支（二零零四年：開支468,000港元）	**9,900**	9,713

8. FINANCE COSTS 8. 融資成本

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Interest expense on:	利息開支：		
bank and other borrowings wholly repayable within five years	須於五年內悉數償還之銀行及其他借貸	**2,281**	4,755
bank and other borrowings not wholly repayable within five years	毋須於五年內悉數償還之銀行及其他借貸	**779**	827
Finance charges on obligations under finance leases	融資租約承擔之融資費用	**294**	736
		3,354	6,318

9. DISCONTINUED OPERATIONS 9. 已終止業務

The Group's operations in manufacture and distribution of health care products in Australia and USA was discontinued after disposal of the entired interest in Quorum Global Limited and its subsidiaries in February 2004. A gain of HK$8,797,000 arose from the disposal.

本集團製造及分銷保健產品之業務於二零零四年二月出售盈聯網絡有限公司及其附屬公司之全部權益後已予終止。出售所得收益為8,797,000港元。

The results and carrying amounts of the assets and liabilities of the discontinued operations for the year were as follows:

該年已終止業務之資產及負債的業績及賬面值如下：

		Year ended 30th June, 截至六月三十日 2005 二零零五年 HK$'000 千港元	 2004 二零零四年 HK$'000 千港元
Turnover	營業額	–	13,084
Segment results	分類業績	–	4,158
Profit from operations	業務溢利	–	4,158

During the year ended 30th June, 2004, the discontinued operations did not contribute significant cash flows to the Group's net cash flows in respect of operating, investing and financing activities.

於二零零四年六月三十日內，已終止業務對本集團有關經營、投資及融資活動之現金流量淨額並無帶來重大現金流量。

10. DIRECTORS' AND EMPLOYEES' REMUNERATION

10. 董事及僱員酬金

(a) Directors' remuneration

(a) 董事酬金

The emoluments paid or payable to each of the six (2004: six) directors were as follows:

須向六位董事（二零零四年：六位）支付或已付之酬金如下：

		Hung Kin Sang, Raymond 洪建生 HK$'000 千港元	Hung Wong Kar Gee, Mimi 洪王家琪 HK$'000 千港元	Fang Chin Ping 方進平 HK$'000 千港元	Lo Yun Tai 盧潤帶 HK$'000 千港元	Lun Tsan Kau 倫贊球 HK$'000 千港元	Soo Hung Leung, Lincoln 蘇洪亮 HK$'000 千港元	Total 總計 HK$'000 千港元
2005								
Fees	費用	-	-	-	100	100	100	300
Other emoluments	其他酬金							
Salaries and other benefits	薪金及其他福利	3,845	2,693	547	-	-	-	7,085
Retirement benefit scheme contributions	退休福利計劃供款	12	12	-	-	-	-	24
Total emoluments	總酬金	3,857	2,705	547	100	100	100	7,409
2004								
Fees	費用	-	-	-	100	100	50	250
Other emoluments	其他酬金							
Salaries and other benefits	薪金及其他福利	5,785	3,004	525	-	-	-	9,314
Retirement benefit scheme contributions	退休福利計劃供款	12	12	-	-	-	-	24
Total emoluments	總酬金	5,797	3,016	525	100	100	50	9,588

10. DIRECTORS' AND EMPLOYEES' REMUNERATION (Cont'd)

10. 董事及僱員酬金(續)

(b) Employees' remuneration

(b) 僱員酬金

The five highest paid individuals included three (2004: three) directors, details of whose remuneration are set out above. The remuneration of the remaining two (2004: two) individuals is as follows:

五名最高薪人士包括三名(二零零四年:三名)董事,其酬金詳情載於上文。其餘兩名(二零零四年:兩名)人士之酬金如下:

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Salaries and other benefits	薪金及其他福利	**1,093**	1,324
Retirement benefit scheme contributions	退休福利計劃供款	**22**	70
		1,115	1,394

Their remuneration is within the following bands:

僱員之酬金介乎下列幅度:

		Number of employees 僱員數目 2005 二零零五年	 2004 二零零四年
Nil to HK$1,000,000	零港元至1,000,000港元	**2**	2

During the years ended 30th June, 2005 and 2004, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. During the years ended 30th June, 2005 and 2004, no directors waived any emoluments.

截至二零零五年及二零零四年六月三十日止年度內,本集團並無向五名最高薪人士(包括董事)支付任何報酬作為加盟本集團之聘金,或於加入本集團時作為報酬或支付離職補償金。截至二零零五年及二零零四年六月三十日止年度內,各董事並無放棄收取任何酬金。

11. TAXATION

11. 稅項

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
The (credit) charge comprises:	稅項(抵免)支出包括：		
Hong Kong Profits Tax	香港利得稅		
Current year	本年度	**535**	-
(Over) underprovision in previous year	以往年度(超額撥備)撥備不足	**(3,065)**	670
		(2,530)	670
Deferred taxation (note 28)	遞延稅項		
Credit for the year	本年度抵免	**(135)**	(249)
		(2,665)	421

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

香港利得稅乃按年內估計應課稅溢利以稅率17.5%(二零零四年：17.5%)計算。

11. TAXATION (Cont'd)

11. 稅項（續）

The (credit) charge for the year can be reconciled to the profit before taxation per the income statement as follows:

本年度（抵免）支出與收益表所列之除稅前溢利之對賬如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Profit before taxation	除稅前溢利	**100,124**	90,258
Tax at the domestic income tax rate of 17.5%	按本地所得稅稅率17.5%計算稅項	**17,522**	15,795
Tax effect of expenses that are not deductible in determining taxable profit	釐定應課稅溢利時不可扣稅開支之稅務影響	**3,118**	5,022
Tax effect of income that are not taxable in determining taxable profit	釐定應課稅溢利時毋須課稅收入之稅務影響	**(20,138)**	(25,770)
(Over) underprovision in previous year	以往年度（超額撥備）撥備不足	**(3,065)**	670
Utilisation of tax losses previously not recognised	動用先前未確認遞延稅項虧損	**(129)**	–
Utilisation of deferred tax assets previously not recognised	動用先前未確認遞延稅項資產	**–**	(87)
Tax effect of tax losses not recognised	未確認稅務虧損之稅務影響	**27**	4,791
Tax (credit) charge for the year	本年度稅項（抵免）支出	**(2,665)**	421

Details of deferred taxation are set out in note 28.

遞延稅項詳情載於附註28

12. EARNINGS PER SHARE

12. 每股盈利

The calculation of the basic earnings per share is based on the net profit for the year of HK$103,525,000 (2004: HK$96,481,000) and on the weighted average of 940,496,853 (2004: 941,081,098) ordinary shares of the Company in issue during the year.

每股基本盈利乃根據年內純利103,525,000港元（二零零四年：96,481,000）及年內本公司已發行普通股之加權平均數940,496,853股（二零零四年：941,081,098股）計算。

12. EARNINGS PER SHARE (Cont'd)

No diluted earnings per share for the current year has been presented as the Company has no potential dilutive shares outstanding.

No diluted earnings per share for the year ended 30th June, 2004 has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company for the year.

12. 每股盈利(續)

由於本公司並無具攤薄影響之尚未行使股份，故本年度並未呈列每股攤薄盈利。

由於本公司之尚未行使認股權證較該年內本公司股份之平均市價為高，故於截至二零零四年六月三十日止年度並未呈列每股攤薄盈利。

13. INVESTMENT PROPERTIES

13. 投資物業

		THE GROUP 本集團 HK$'000 千港元
VALUATION/FAIR VALUE	估值／公允值	
At 1st July, 2003	於二零零三年七月一日	107,680
Transfer from property, plant and equipment	轉撥自物業、廠房及設備	16,672
Additions	添置	2,556
Disposals	出售	(9,860)
Surplus on revaluation	重估盈餘	85,228
At 30th June, 2004 and 1st July, 2004	於二零零四年六月三十日及二零零四年七月一日	202,276
Transfer from property, plant and equipment (note 15)	轉撥自物業、廠房及設備(附註15)	8,944
Disposals	出售	(6,600)
Increase in fair value	公允值增加	100,880
At 30th June, 2005	**於二零零五年六月三十日**	**305,500**

The investment properties were revalued at 30th June, 2005 on a market value basis by RHL Appraisal Limited and DTZ Debenham Tie Leung Limited, independent firms of professional property valuers in Hong Kong.

投資物業由香港獨立專業物業估值師公司永利行評值顧問有限公司及戴德梁行於二零零五年六月三十日進行重估。

13. INVESTMENT PROPERTIES (Cont'd)

13. 投資物業（續）

The value of investment properties held by the Group comprises:

本集團持有之投資物業之價值包括：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Held in Hong Kong:	於香港持有：		
Long leases	長期租約	**99,200**	173,500
Medium-term leases	中期租約	**176,600**	920
Held outside Hong Kong:	於香港以外地方持有		
Medium-term leases	中期租約	**29,700**	25,300
Freehold	永久業權	**–**	2,556
		305,500	202,276

14. INTEREST IN A LEASEHOLD LAND

14. 租賃土地權益

Interest in a leasehold land is located in the PRC and held under a long-term land use rights.

一項租賃土地權益乃位於中國及根據長期土地使用權持有。

On 16th October, 2003, the Group entered into an agreement to dispose of its 59% equity interest in a subsidiary, which held the interest in a leasehold land. At 30th June, 2005, the Group has received deposits from purchaser of HK$28,302,000. The transaction has not yet completed up to balance sheet date.

於二零零三年十月十六日，本集團訂立一項協議，出售一家附屬公司之59%股本權益，該公司持有租賃土地權益。於二零零五年六月三十日，本集團已收到買方按金28,302,000港元。該交易截至結算日仍未完成。

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、廠房及設備

		Properties held for development 持作發展之物業 HK$'000 千港元	Land and buildings 土地及樓宇 HK$'000 千港元	Leasehold improvements 租賃物業裝修 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Motor boats 汽船 HK$'000 千港元	Total 總值 HK$'000 千港元
THE GROUP	**本集團**								
COST	成本								
At 1st July, 2004	於二零零四年七月一日	111,722	5,037	11,781	72,308	63,942	13,423	16,298	294,511
Additions	添置	-	-	1,002	2,225	261	917	-	4,405
Surplus on revaluation	重估盈餘	8,551	-	-	-	-	-	-	8,551
Transfer (to) from investment properties (note 13)	轉撥(至)自投資物業(附註13)	(11,500)	2,556	-	-	-	-	-	(8,944)
Disposal of subsidiaries	出售附屬公司	(19,131)	-	-	-	(327)	(187)	-	(19,645)
Disposals	出售	-	(430)	-	(11,241)	(3,381)	(1,334)	(16,298)	(32,684)
At 30th June, 2005	**於二零零五年六月三十日**	**89,642**	**7,163**	**12,783**	**63,292**	**60,495**	**12,819**	**-**	**246,194**
DEPRECIATION, AMORTISATION AND IMPAIRMENT	**折舊、攤銷及減值**								
At 1st July, 2004	於二零零四年七月一日	6,000	2,018	1,585	66,240	62,677	6,748	16,296	161,564
Provided for the year	年度之撥備	-	118	1,885	2,526	933	1,596	-	7,058
Eliminated on disposal of subsidiaries	出售附屬公司時註銷	(6,000)	-	-	-	(303)	(187)	-	(6,490)
Eliminated on disposals	出售時註銷	-	(129)	-	(11,240)	(3,381)	(1,089)	(16,296)	(32,135)
At 30th June, 2005	**於二零零五年六月三十日**	**-**	**2,007**	**3,470**	**57,526**	**59,926**	**7,068**	**-**	**129,997**
NET BOOK VALUES	**賬面淨值**								
At 30th June, 2005	**於二零零五年六月三十日**	**89,642**	**5,156**	**9,313**	**5,766**	**569**	**5,751**	**-**	**116,197**
At 30th June, 2004	於二零零四年六月三十日	105,722	3,019	10,196	6,068	1,265	6,675	2	132,947

15. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

15. 物業、廠房及設備(續)

The net book values of land and buildings held by the Group comprises:

本集團持有之土地及樓宇賬面淨值包括：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Freehold property held in Canada	在加拿大持有之永久業權物業	**2,556**	–
Leasehold properties held in Hong Kong under medium-term leases	在香港以中期租約持有之租賃物業	**977**	1,031
Held in the PRC under medium-term land use rights	在中國以中期土地使用權持有	**–**	310
Held in the PRC under long-term land use rights	在中國以長期土地使用權持有	**1,623**	1,678
		5,156	3,019

The properties held for development of the Group comprise:

本集團持有作發展之物業包括：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Freehold property held in the British Virgin Islands	在英屬處女群島持有之永久業權物業	**89,642**	89,642
Properties held in the PRC	在中國持有之物業		
– Medium-term land use rights	一中期土地使用權	**–**	2,949
– Long-term land use rights	一長期土地使用權	**–**	13,131
		89,642	105,722

At 30th June, 2004, plant and machinery included assets carried at a cost of HK$3,195,000 with accumulated depreciation of HK$3,195,000 held for rental under operating leases. No plant and machinery was held for use under operating leases at 30th June, 2005.

於二零零四年六月三十日，廠房及機器包括以成本值列賬按融資租約持作之資產3,195,000港元，連同累計折舊3,195,000港元。於二零零五年六月三十日沒有廠房及機器按融資租約持有。

The net book values of property, plant and equipment of the Group includes an aggregate amount of HK$9,235,000 (2004: HK$10,929,000) in respect of assets held under finance leases.

本集團之物業、廠房及設備之賬面淨值包括根據融資租約持有之資產總值約9,235,000港元(二零零四年：10,929,000港元)。

16. INTERESTS IN SUBSIDIARIES 16. 附屬公司權益

		THE COMPANY 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Unlisted investments, at cost	非上市投資，成本值	**145,265**	145,265
Amounts due from subsidiaries	應收附屬公司款項	**758,579**	760,005
		903,844	905,270
Less: Impairment loss recognised	減：已確認減值虧損	**(663,900)**	(663,900)
		239,944	241,370
Amounts due to subsidiaries	應付附屬公司款項	**(72,069)**	(67,310)

The amounts due from (to) subsidiaries are unsecured, interest free and have no fixed terms of repayment. The Company and the subsidiaries agreed not to request repayment within twelve months from the balance sheet date and the amounts are therefore shown as non-current.

應收(應付)附屬公司款項均為無抵押、免息及無固定還款期。本公司及附屬公司同意不會於結算日起計十二個月內要求償還，故該等款項列為非流動項目。

Particulars of the principal subsidiaries at 30th June, 2005 are as follows:

主要附屬公司於二零零五年六月三十日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and paid up share capital/ registered capital 已發行及繳足股本／註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
AEL (Bahamas) Limited	Bahamas/PRC 巴哈馬群島／中國	Ordinary US$5,000 Redeemable preference US$300 普通股5,000美元 可贖回優先股300美元	100%	Property holding 持有物業

16. INTERESTS IN SUBSIDIARIES (Cont'd) 16. 附屬公司權益(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/operation 註冊成立或登記／營業地點	Nominal value of issued and paid up share capital/registered capital 已發行及繳足股本／註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
Applied Action (BVI) Limited	British Virgin Islands 英屬處女群島	Ordinary US$100 普通股100美元	100%	Investment holding 投資控股
Applied Electronics Limited 實力電子有限公司	Hong Kong 香港	Ordinary HK$86,000,000 普通股86,000,000港元	100%	Investment holding 投資控股
Applied Electronics (Bahamas) Limited	Bahamas 巴哈馬群島	Ordinary US$5,000 Redeemable preference US$300 普通股5,000美元 可贖回優先股300美元	100%	Investment holding 投資控股
Applied International Limited	Hong Kong 香港	Ordinary HK$1,000,000 普通股1,000,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Applied Properties (Huang Jiang) Limited S.A.	Republic of Panama/PRC 巴拿馬共和國／中國	Ordinary US$200 普通股200美元	100%	Property holding in the PRC 持有中國物業
Applied Properties (Hui Yang) Limited S.A.	Republic of Panama/PRC 巴拿馬共和國／中國	Ordinary US$200 普通股200美元	100%	Property holding in the PRC 持有中國物業
Applied Properties Limited	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property holding 持有物業
Batimate Limited	British Virgin Islands 英屬處女群島	Ordinary US$2 普通股2美元	100%	Investment holding 投資控股

16. INTERESTS IN SUBSIDIARIES (Cont'd) 16. 附屬公司權益(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/operation 註冊成立或登記／營業地點	Nominal value of issued and paid up share capital/registered capital 已發行及繳足股本／註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
Elite Industries Limited	British Virgin Islands 英屬處女群島	Ordinary US$1 普通股1美元	100%	Investment holding 投資控股
惠陽縣淡水新陽城建設有限公司 (Note b)(註b)	PRC 中國	Registered capital HK$50,000,000 註冊資本50,000,000港元	60%	Property development 物業發展
Incar Electronics Limited	Hong Kong 香港	Ordinary HK$7,545,000 普通股7,545,000港元	100%	Property investment 物業投資
iQuorum Cybernet Limited ("iQuorum") 盈聯網絡有限公司 (「盈聯網絡」)	Hong Kong 香港	Ordinary HK$574,630,911 普通股574,630,911港元	100%	Investment holding 投資控股
Quorum Bio-Tech Limited	Hong Kong 香港	Ordinary HK$10,000,000 普通股10,000,000港元	89%	Investment holding 投資控股
盈聯多科技企業(深圳)有限公司(附註c) (Quorum Electronics (Shenzhen) Co., Ltd.) (Note c)	PRC 中國	Registered capital HK$10,000,000 註冊資本10,000,000港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Quorum Island (BVI) Limited	British Virgin Islands 英屬處女群島	Ordinary US$10,000 普通股10,000美元	100%	Property holding 持有物業
RJP International Limited 鴻運電子國際有限公司	Hong Kong 香港	Ordinary HK$500,000 普通股500,000港元	100%	Provision of management services 提供管理服務

16. INTERESTS IN SUBSIDIARIES (Cont'd) 16. 附屬公司權益(續)

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營業地點	Nominal value of issued and paid up share capital/ registered capital 已發行及繳足股本／註冊資本面值	Proportion of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本比例 (Note a) (附註a)	Principal activities 主要業務
Sound Collection Limited	Hong Kong 香港	Ordinary HK$2 普通股2港元	100%	Property, plant and equipment holding 持有物業、廠房及設備
Tronicwatch Limited 電子時計有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股10,000港元	100%	Property investment 物業投資
Wideland Electronics Limited 威能電子有限公司	Hong Kong 香港	Ordinary HK$200,000 普通股200,000港元	51%	Manufacturing and trading of electronic products 製造及買賣電子產品

Notes:

(a) The above principal subsidiaries are indirectly held by the Company, with the exception of Applied Electronics Limited, Batimate Limited and iQuorum.

(b) These PRC subsidiaries are sino-foreign joint ventures established in the PRC.

(c) This PRC subsidiary is a wholly foreign owned enterprise established in the PRC.

None of the subsidiaries had any debt securities subsisting at 30th June, 2005.

The above list includes the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or assets and liabilities of the Group. To give details of all other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

附註：

(a) 除實力電子有限公司、Batimate Limited及盈聯網絡外，上述主要附屬公司由本公司間接擁有。

(b) 該等中國附屬公司為於中國成立之中外合資經營企業。

(c) 該中國附屬公司為於中國成立之全外資企業。

於二零零五年六月三十日，各附屬公司並無任何尚未償還之債務證券。

上列附屬公司為董事認為對本集團年內業績或資產及負債有主要影響之公司。董事認為，列出所有其他附屬公司之詳情將使篇幅過於冗長。

17. OTHER INVESTMENTS

Other investments of the Group represent antiques held for long-term investment purpose.

17. 其他投資

本集團其他投資指長期持作投資之古董。

18. OTHER SECURITIES

18. 其他證券

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
Hong Kong listed equity securities, at cost	香港上市證券，成本值	**7,473**	17,275	**6,469**	10,486
Overseas listed equity securities, at cost	海外上市證券，成本值	**392**	411	**–**	–
		7,865	17,686	**6,469**	10,486
Unrealised gain (loss) on revaluation	重估之未變現溢利（虧損）	**760**	(3,435)	**351**	(941)
At fair value	按公允價值	**8,625**	14,251	**6,820**	9,545
Market value of listed securities	上市證券市值	**8,625**	14,251	**6,820**	9,545

19. NEGATIVE GOODWILL 19. 負商譽

		THE GROUP 本集團 HK$'000 千港元
GROSS AMOUNT	**總金額**	
At 1st July, 2004 and 30th June, 2005	於二零零四年七月一日及二零零五年六月三十日	26,154
RELEASED TO INCOME	**解除為收入**	
At 1st July, 2004	於二零零四年七月一日	2,297
Released in the year	年內解除	1,308
At 30th June, 2005	**於二零零五年六月三十日**	**3,605**
CARRYING AMOUNTS	**賬面值**	
At 30th June, 2005	**於二零零五年六月三十日**	**22,549**
At 30th June, 2004	於二零零四年六月三十日	23,857

The negative goodwill is released to income on a straight line basis of 20 years.

負商譽乃按直線法分20年撥作收入。

20. INVENTORIES 20. 存貨

		THE GROUP 本集團 **2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
Raw materials	原料	**2,233**	580

The above inventories are stated at cost.

上述存貨按成本值入賬。

21. TRADE AND OTHER RECEIVABLES 21. 貿易及其他應收款項

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers.

除主要客戶外，本集團給予其貿易客戶之平均信貸期介乎30至90天。

Included in trade and other receivables of the Group are trade debtors of HK$4,353,000 (2004: HK$5,907,000) and their aging analysis is as follows:

本集團之貿易及其他應收款項已計入貿易應收款項4,353,000港元(二零零四年：5,907,000港元)及其賬齡分析如下：

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within 90 days	90天以內	**3,560**	5,733
More than 90 days and within 180 days	90天以上至180天	**793**	174
		4,353	5,907

22. TRADE AND OTHER PAYABLES 22. 貿易及其他應付款項

Included in trade and other payables of the Group are trade payables of HK$3,967,000 (2004: HK$4,307,000) and their aging analysis is as follows:

本集團之貿易及其他應付款項已計入貿易應付款項3,967,000港元(二零零四年：4,307,000港元)及其賬齡分析如下：

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within 90 days	90天以內	**3,416**	3,999
More than 90 days and within 180 days	90天以上至180天	**551**	308
		3,967	4,307

23. BANK AND OTHER BORROWINGS 23. 銀行及其他借貸

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
The bank and other borrowings comprise:	銀行及其他借貸包括：				
Bank loans	銀行貸款	**47,354**	54,155	**–**	–
Import loans	進口貸款	**7,118**	4,380	**–**	–
Bank overdrafts	銀行透支	**5,531**	1,840	**–**	–
Other loans	其他貸款	**18,449**	17,262	**18,449**	17,262
		78,452	77,637	**18,449**	17,262
Secured	有抵押	**60,003**	59,960	**–**	–
Unsecured	無抵押	**18,449**	17,677	**18,449**	17,262
		78,452	77,637	**18,449**	17,262

The above bank and other borrowings are repayable as follows:

上述銀行及其他借貸須按以下年期償還：

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
Within 1 year	一年內	**52,641**	47,303	**18,449**	17,262
Between 1 to 2 years	一至兩年	**2,093**	3,949	**–**	–
Between 2 to 5 years	兩至五年	**6,787**	7,561	**–**	–
Over 5 years	五年以上	**16,931**	18,824	**–**	–
		78,452	77,637	**18,449**	17,262
Less: Amount due within one year shown under current liabilities	減：一年內到期而列作流動負債之款項	**(52,641)**	(47,303)	**(18,449)**	(17,262)
Amount due after one year	一年後到期之款項	**25,811**	30,334	**–**	–

The other loans are unsecured, carry interest on commercial rates and repayable within one year.

其他貸款為無抵押，按商業利率計息，並須於一年內償還。

24. OBLIGATIONS UNDER FINANCE LEASES 24. 融資租約承擔

		THE GROUP 本集團			
		Minimum lease payments 最低租約付款		Present value of minimum lease payments 最低租約付款之現值	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**	2004 二零零四年 HK$'000 千港元
The maturity of obligations under finance leases is as follows:	融資租約承擔乃按以下年期到期：				
Within 1 year	一年內	**2,496**	2,716	**2,334**	2,495
Between 1 to 2 years	一至兩年	**2,090**	1,824	**1,660**	1,725
Between 2 to 5 years	兩年至五年	**-**	1,007	**354**	988
		4,586	5,547	**4,348**	5,208
Less: Finance charges relating to future periods	減：有關遠期之融資費用	**(238)**	(339)		
Present value of lease obligations	租約承擔之現值	**4,348**	5,208		
Less: Amount due within one year shown under current liabilities	減：一年內到期列作流動負債之款項			**(2,334)**	(2,495)
Amount due after one year	一年後到期之款項			**2,014**	2,713

The average lease term is two years. For the year ended 30th June, 2005, the average effective borrowing rate was 5.91% (2004: 14.13%). Interest rates were fixed at the contract date. All leases are on a fixed repayment basis and no arrangement has been entered into for contingent rental payment.

租約平均年期為兩年。截至二零零五年六月三十日止年度，平均實際借貸率為5.91%(二零零四年：14.13%)。利率在合約日期釐定。所有租約均為固定還款期，並無就或然租金付款訂立任何安排。

25. SHARE CAPITAL

25. 股本

		Number of ordinary shares 普通股數目	Amount 金額 HK$'000 千港元
Authorised:	法定：		
Balance at 1st July, 2003 of HK$0.20 each	於二零零三年七月一日每股面值0.20港元之結餘	2,000,000,000	400,000
Cancellation of HK$0.19 of the paid up capital of each of 941,080,745 issued shares	941,080,745股已發行股份註銷每股面值0.19港元繳足股本	–	(178,805)
Subdivision of one unissued shares into twenty shares of HK$0.01 each	一股未發行股份拆細為二十股每股面值0.01港元之股份	20,119,465,845	–
Reduction of authorised share capital	削減法定股本	(16,119,465,845)	(161,195)
Balance at 30th June, 2004 and 30th June, 2005 of HK$0.01 each	於二零零四年六月三十日及二零零五年六月三十日每股面值0.01港元之結餘	6,000,000,000	60,000
Issued and fully paid:	已發行及繳足：		
Balance at 1st July, 2003 of HK$0.20 each	於二零零三年七月一日每股面值0.20港元之結餘	941,080,745	188,216
Cancellation of HK$0.19 of the paid up capital of each of 941,080,745 issued shares	941,080,745股已發行股份註銷每股面值0.19港元繳足股本	–	(178,805)
Exercise of warrant subscription rights	行使認股權證附帶之認購權	2,081	–
Balance at 30th June, 2004 of HK$0.01 each	於二零零四年六月三十日每股面值0.01港元之結餘	941,082,826	9,411
Cancellation upon repurchase of own shares	因回購註銷	(3,860,000)	(39)
Balance at 30th June, 2005 of HK$0.01 each	於二零零五年六月三十日每股面值0.01港元之結餘	937,222,826	9,372

25. SHARE CAPITAL (Cont'd)

During the year, the Company repurchased on the Stock Exchange a total of 3,860,000 shares of HK$0.01 each of the Company at an aggregate consideration of HK$843,000, all of these shares were subsequently cancelled. The nominal value of cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the accumulated losses.

During the year ended 30th June, 2004, pursuant to resolutions passed on the special general meeting held on 16th June, 2004, the authorised share capital of the Company was reduced from HK$400,000,000 divided into 2,000,000,000 shares of HK$0.20 each to HK$60,000,000 divided into 6,000,000,000 shares of HK$0.01 each, upon completion of the capital reorganisation which involved: (i) the existing paid up capital and nominal value of each of the issued shares of the Company reduced from HK$0.20 to HK$0.01 each by the cancellation of HK$0.19 of the paid up capital for each issued share of the Company; (ii) each authorised but unissued share of the Company subdivided into twenty shares of HK$0.01 each; (iii) reduced the authorised share capital to HK$60,000,000 divided into 6,000,000,000 shares of HK$0.01 each; (iv) the credit of approximately HK$178,805,000 arising from the cancellation of HK$0.19 of the paid up capital of each issued share of the Company transferred to the contributed surplus account and fully utilised to eliminate the accumulated losses of the Company; and (v) an amount of approximately HK$3,000 standing to the credit of the share premium account of the Company transferred to the contributed surplus account and applied to eliminate the balance of the accumulated losses of the Company.

25. 股本(續)

年內，本公司於聯交所購回本公司每股面值0.01港元股份合共3,860,000股，總代價843,000港元，該等股份其後全部註銷。已註銷股份之賬面值已計入資本贖回儲備，而總代價乃以累積虧損支付。

根據於二零零四年六月十六日召開之股東特別大會上通過之決議案，本公司之法定股本於股本重組完成後，將由400,000,000港元(分為2,000,000,000股每股面值0.20港元)削減至60,000,000港元(分為6,000,000,000股每股面值0.01港元)，而股本重組涉及：(i) 本公司每股已發行股份之現有繳足股本及面值將透過註銷本公司每股已發行股份之繳足股本0.19港元，由每股0.20港元減少至0.01港元；(ii) 本公司每股法定但尚未發行之股份拆細為二十股每股面值0.01港元之股份；(iii)削減法定股本至60,000,000港元，分為6,000,000,000股每股面值0.01港元之股份；(iv)由註銷本公司每股已發行股份之繳足股本0.19港元所得進賬約178,805,000港元，撥入實繳盈餘賬目內，並悉數動用以抵銷本公司之累計虧損；及(v) 計入本公司股份溢價賬約3,000港元之金額撥入實繳盈餘賬目內，並動用以抵銷本公司累計虧損之結餘。

25. SHARE CAPITAL (Cont'd)

WARRANTS

On 2nd May, 2000, the Company made a bonus issue of warrants on the basis of one warrant for every five shares. These warrants entitle the holders to subscribe in cash for new shares of the Company of HK$0.20 each at a subscription price of HK$0.48 per share, subject to adjustment, at any time from 4th May, 2000 up to and including 30th April, 2004. During the year ended 30th June, 2004, registered holders of 2,081 warrants exercised their rights to subscribe for 2,081 ordinary shares in the Company at HK$0.48 per share. All unexercised outstanding warrants expired on 30th April, 2004.

SHARE OPTION SCHEME

The directors and employees of the Company and its subsidiaries are entitled to participate in the share option scheme operated by the Company.

The Company adopted a share option scheme on 16th September, 2002 (the "Scheme") for the primary purpose of providing incentives to directors and eligible employees. The Scheme will expire on 15th September, 2012. Under the Scheme, the board of directors of the Company may grant options to any employees, including executive directors, or consultants of the Company and/or its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed the higher of 10% of the shares of the Company in issue at the date of adoption of the Scheme. The number of shares in respect of which options may be granted to any individual is not permitted to exceed the higher of 1% of the number of shares issued and issuable under the Scheme or any other limit as may be permitted under the Rules Governing the Listing of Securities on the Stock Exchange.

25. 股本(續)

認股權證

於二零零零年五月二日,本公司按每持有五股股份可獲發一份認股權證之基準發行紅利認股權證。該等認股權證之持有人可於二零零零年五月四日至二零零四年四月三十日(包括該日)隨時按認購價每股0.48港元(可予調整),以現金認購本公司每股面值0.20港元之新股份。年內,2,081份認股權證之登記持有人行使其權利,以每股0.48港元認購本公司2,081股普通股。所有尚未行使及流通之認股權證於二零零四年四月三十日屆滿。

購股權計劃

本公司及其附屬公司之董事及僱員均可參與本公司之購股權計劃。

於二零零二年九月十六日,本公司採納購股權計劃(該「計劃」),旨在為董事及合資格僱員提供獎勵。該計劃將於二零一二年九月十五日屆滿。根據該計劃,本公司董事會可向本公司及/或其附屬公司之僱員(包括執行董事)或顧問授出可認購本公司股份之購股權。

根據該計劃授出之購股權所涉及之股份總數,不得超過採納該計劃當日本公司已發行股份之10%。可授予任何個別人士之購股權所涉及之股份數目,不得超過根據該計劃已發行及可發行之股份數目之1%或根據聯交所證券上市規則所容許之任何其他限制(以較高者為準)。

25. SHARE CAPITAL (Cont'd)

SHARE OPTION SCHEME (Cont'd)

Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date of grant to the 10th anniversary of the date of grant. In each grant of options, the board of directors may at their discretion determine the specific exercise period. The exercise price is determined by the directors of the Company, and will be less than the higher of (i) the closing price of the Company's share on the date of grant; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant, and (iii) the nominal value of the Company's shares.

No option has been granted under the Scheme since its adoption.

25. 股本(續)

購股權計劃(續)

授出之購股權必須於授出日期起計30日內接納，於接納時須繳付1港元。購股權可由授出日期起至授出日期第10週年止期間隨時行使。於授出購股權時，董事會可酌情釐定特定行使期。行使價由本公司董事釐定，並低於(i)授出日期本公司股份之收市價；(ii)緊接授出日期前五個營業日本公司股份之平均收市價；或(iii)本公司股份之面值(以較高者為準)。

本公司並無根據該計劃授出購股權。

26. TREASURY SHARES

26. 庫存股份

		Number of treasury shares 庫存股份數目	Amount 金額 HK$'000 千港元
Balance at 1st July, 2003, 1st July, 2004 and 30th June, 2005	於二零零三年七月一日、二零零四年七月一日及二零零五年六月三十日之結餘	48,329,000	12,546

Treasury shares represent ordinary shares of the Company held by iQuorum before iQuorum became a subsidiary of the Company. There has been no movement of the treasury shares since iQuorum became a subsidiary of the Company.

In the opinion of the directors, these treasury shares are held for long-term.

庫存股份指盈聯網絡於成為本公司附屬公司前持有之本公司普通股。自盈聯網絡成為本公司附屬公司以來，庫存股份並無任何變動。

董事認為，該等庫存股份乃長期持有。

27. RESERVES 27. 儲備

		Share premium account 股份溢價賬 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Contributed surplus 實繳盈餘 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 合計 HK$'000 千港元
THE COMPANY	**本公司**						
At 1st July, 2003	於二零零三年七月一日	3	(1,786)	10,892	204,610	(231,992)	(18,273)
Capital reorganisation	資本重組	(3)	-	-	-	178,808	178,805
Exercise of warrants for ordinary shares	就普通股行使認股權證	1	-	-	-	-	1
Eliminated on disposal of other securities	出售其他證券之註銷	-	1,786	-	-	-	1,786
Deficit on revaluation of other securities	其他證券之重估虧絀	-	(941)	-	-	-	(941)
Net loss for the year	本年度淨虧損	-	-	-	-	(22,695)	(22,695)
At 30th June, 2004	於二零零四年六月三十日	1	(941)	10,892	204,610	(75,879)	138,683
Repurchase of own shares	購回本身股份	-	-	39	-	(843)	(804)
Eliminated on disposal of other securities	出售其他證券之註銷	-	557	-	-	-	557
Surplus on revaluation of other securities	其他證券之重估盈餘	-	735	-	-	-	735
Net loss for the year	本年度淨虧損	-	-	-	-	(4,256)	(4,256)
At 30th June, 2005	**於二零零五年六月三十日**	**1**	**351**	**10,931**	**204,610**	**(80,978)**	**134,915**

Notes:

(a) The capital reserve of the Group at 30th June, 2005 includes HK$9,207,000 (2004: HK$15,536,000) in respect of goodwill and HK$20,660,000 (2004: HK$20,660,000) in respect of negative goodwill. The remaining capital reserve of the Group was arising from the cancellation of share premium account of the Company pursuant to a special resolution passed by the Company on 22nd February, 1999.

(b) The distributable reserve of the Group was arising from the cancellation of share capital and share premium account of Applied Electronics Limited pursuant to a scheme of arrangement which became effective on 10th January, 1989.

附註：

(a) 本集團於二零零五年六月三十日之資本儲備其中包括商譽9,207,000港元（二零零四年：15,536,000港元）及負商譽20,660,000港元（二零零四年：20,660,000港元），餘額為乃根據本公司於一九九九年二月二十二日通過之一項特別決議案，註銷本公司股份溢價賬而產生。

(b) 本集團可供分派儲備乃根據於一九八九年一月十日起生效之一項安排計劃，將實力電子有限公司之股本及股份溢價賬註銷而產生。

27. RESERVES (Cont'd)

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

At 30th June, 2005, the Company has reserve of HK$123,632,000 (2004: HK$128,731,000) available for distribution to the shareholders.

27. 儲備(續)

根據百慕達一九八一年公司法(經修訂),本公司之實繳盈餘賬可供分派。然而,本公司於下列情況下不得宣派或支付股息,亦不得從實繳盈餘中撥款作出分派:

(a) 本公司無法或於支付股息或分派後將無法支付到期債項;或

(b) 本公司資產之可變現價值會因而低於其負債、已發行股本及股份溢價賬之總和。

於二零零五年六月三十日,本公司有可供分派予股東之儲備123,632,000港元(二零零四年:128,731,000港元)。

28. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

28. 遞延稅項

於本年度及過往年度,本集團確認之主要遞延稅項負債(資產)及其變動如下:

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1st July, 2003	於二零零三年七月一日	566	(182)	384
Credit to the income statement	收益表之進賬	(207)	(42)	(249)
At 30th June, 2004	於二零零四年六月三十日	359	(224)	135
Credit to the income statement	收益表之進賬	(105)	(30)	(135)
At 30th June, 2005	**於二零零五年六月三十日**	**254**	**(254)**	**–**

28. DEFERRED TAXATION (Cont'd)

At 30th June, 2005, the Group and the Company had unused tax losses of HK$294,400,000 (2004: HK$294,816,000) and HK$23,470,000 (2004: HK$23,470,000), respectively, available for offset against future profits. A deferred tax asset of the Group has been recognised in respect of HK$1,451,000 (2004: HK$1,280,000) of such losses. No deferred tax asset was recognised in respect of the remaining HK$292,949,000 (2004: HK$293,536,000) due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

28. 遞延税項(續)

於二零零五年六月三十日，本集團及本公司分別有未動用税項虧損294,400,000港元(二零零四年：294,816,000港元)及23,470,000港元(二零零四年：23,470,000港元)，可抵銷將來溢利。就上述虧損1,451,000港元(二零零四年：1,280,000港元)，本集團之遞延税項資產已予確認。就餘下292,949,000港元(二零零四年：293,536,000港元)，並無遞延税項資產予以確認，因將來溢利流存有不明朗因素。税項虧損可無限期結轉。

29. CONTINGENT LIABILITIES

The Company has given guarantees to banks and other financial institutions in respect of credit facilities granted to its subsidiaries. The extent of such facilities utilised by the subsidiaries at 30th June, 2005 amounted to HK$19,144,000 (2004: HK$21,571,000).

29. 或然負債

本公司為其附屬公司獲授信貸融資，向銀行及其他金融機構作出擔保。於二零零五年六月三十日，該等附屬公司動用之融資為19,144,000港元(二零零四年：21,571,000港元)。

30. OPERATING LEASE COMMITMENTS

The Group as lessee

30. 經營租約承擔

本集團為承租人

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Minimum lease payments paid in respect of properties under operating leases	經營租約物業之最低已付租金	**2,157**	2,515

30. OPERATING LEASE COMMITMENTS (Cont'd)

The Group as lessee (Cont'd)

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

30. 經營租約承擔（續）

本集團為承租人（續）

於結算日，本集團就租賃物業之不可註銷經營租約須支付之未來最低租金如下：

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within one year	一年內	**2,091**	1,678
In the second to fifth year inclusive	第二至第五年（包括首尾兩年）	**1,652**	3,203
		3,743	4,881

Operating lease payments represent rentals payable by the Group for certain of its offices and warehouse premises. The average lease term is 3 to 5 years. Rentals are fixed and no arrangements has been entered into for contingent rental payments.

經營租約付款指本集團若干寫字樓及貨倉物業應付之租金。租約平均租期為三至五年。租金為固定且並無就或然租金付款訂立安排。

The Company had no operating lease commitments at the balance sheet date.

於結算日，本公司概無任何經營租約承擔。

31. OPERATING LEASE ARRANGEMENTS

31. 經營租約安排

The Group as lessor

本集團為出租人

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments, which represent rentals receivable by the Group for its investment properties, under non-cancellable operating leases which fall due as follows:

於結算日，本集團就其投資物業之應收租金乃根據不可註銷經營租約之最低租金收入如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Within one year	一年內	**7,490**	8,644
In the second to fifth year inclusive	第二至第五年（包括首尾兩年）	**3,915**	6,218
		11,405	14,862

The properties are expected to generate rental yields of 4.7% (2004: 7.2%) on an ongoing basis.

該等物業預期會持續產生4.7%租金回報率（二零零四年：7.2%）。

32. DISPOSAL OF SUBSIDIARIES/DISCONTINUED OPERATIONS

32. 出售附屬公司／已終止業務

On 30th June, 2005, the Group disposed of its entire interest in Applied Properties (Jiang Men) Limited S.A. for a consideration of HK$12,705,000.

於二零零五年六月三十日，本集團出售其於Applied Properties (Jiang Men) Limited S.A. 全部權益，代價為12,705,000港元。

On 9th February, 2004, the Group disposed of its entire interest in Applied (China) Limited ("ACL") for an aggregate consideration of HK$123,000,000. At the same date, the Group acquired entire interest of certain subsidiary from ACL at an aggregate consideration of HK$77,550,000. The net consideration amounted to HK$45,450,000.

於二零零四年二月九日，本集團出售實力中國投資有限公司（「實力中國」）之全部權益，總代價為123,000,000港元。同日，本集團向實力中國購入若干附屬公司之全部權益，總代價為77,550,000港元。代價淨額為45,450,000港元。

As explained in note 9, the Group discontinued its business in manufacture and distribution of health care products at the time of disposal of certain subsidiaries. The operating results of these discontinued operations are disclosed in note 6.

誠如附註9所述，本集團於出售該等附屬公司時，已終止製造及分銷保健產品業務。該等已終止業務之經營業績載於附註6。

32. DISPOSAL OF SUBSIDIARIES/DISCONTINUED OPERATIONS (Cont'd)

32. 出售附屬公司／已終止業務（續）

The net assets of these disposed subsidiaries at the date of disposal were as follows:

於出售日期出售附屬公司之淨資產如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Net assets disposed of:	淨資產出售		
Property, plant and equipment	物業、廠房及設備	**13,155**	9,882
Inventories	存貨	**–**	9,798
Trade and other receivables	貿易及其他應收款項	**2**	30,953
Pledged bank deposits	抵押銀行存款	**–**	3,230
Bank balance and cash	銀行結餘及現金	**–**	36,448
Trade and other payables	貿易及其他應付款項	**–**	(42,735)
Obligations under finance leases	融資租賃承擔	**–**	(818)
Bank and other borrowings	銀行及其他借貸	**–**	(12,103)
Tax payable	應付税項	**–**	(37)
Bank overdrafts	銀行透支	**–**	(5,854)
Amount due to a minority shareholder of a subsidiary	應付附屬公司少數股東之款項	**–**	(721)
Minority interests	少數股東權益	**–**	(19,601)
		13,157	8,442
Release of negative goodwill	撥回負商譽	**–**	(18,577)
Release of translation reserve	撥回滙兑儲備	**(29)**	852
Release of capital reserve	撥回資本儲備	**6,329**	(10,680)
Goodwill	商譽	**–**	660
(Loss) gain on disposal of subsidiaries/ discontinued operations	出售附屬公司／已終止業務之（虧損）收益	**(6,752)**	64,753
Consideration	代價	**12,705**	45,450
Satisfied by:	以下列方式支付：		
Cash	現金	**12,705**	45,450

32. DISPOSAL OF SUBSIDIARIES/DISCONTINUED OPERATIONS (Cont'd)

32. 出售附屬公司／已終止業務(續)

Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:

有關出售附屬公司之現金及現金等價物流出淨額之分析：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Cash consideration received	已收之現金代價	**12,705**	45,450
Bank balances and cash disposed of	出售之銀行結餘及現金	–	(36,448)
Bank overdrafts disposed of	出售之銀行透支	–	5,854
		12,705	14,856

The subsidiaries disposed of during the year did not contribute significantly to the turnover (2004: HK$41,721,000) or operating results (2004: loss from operations of HK$25,603,000) to the Group.

本年度出售之附屬公司對本集團之營業額沒有帶來貢獻(二零零四年：41,721,000港元)，及沒有經營虧損(二零零四年：25,603,000港元)。

33. MAJOR NON-CASH TRANSACTION

33. 主要非現金交易

During the year, the Group entered into a finance lease arrangement in respect of the acquisition of assets with a total capital value at the inception of the lease of HK$2,128,000 (2004: HK$6,282,000).

本集團於年內就收購一項於融資租約開始時資本總值為2,128,000港元(二零零四年：6,282,000港元)之資產而訂立一項融資租約。

34. PLEDGE OF ASSETS

At 30th June, 2005, the Group pledged its investment properties, property, plant and equipment and bank deposits amounting to HK$275,800,000 (2004: HK$174,420,000), HK$1,752,000 (2004: HK$2,616,000) and HK$2,969,000 (2004: Nil), respectively, to secure general banking facilities granted to the Group.

34. 資產抵押

於二零零五年六月三十日，本集團以其投資物業、物業、廠房及設備及銀行存款的價值分別為275,800,000港元（二零零四年：174,420,000港元）、1,752,000港元（二零零四年：2,616,000港元）及2,969,000港元（二零零四年：無）作抵押為本集團獲授一般銀行信貸之擔保。

35. RELATED PARTY TRANSACTION

At 30th June, 2005, two directors of the Company, had outstanding joint and several guarantees, issued in favour of a bank in respect of credit facilities granted by the bank to a subsidiary amounting to HK$21,202,000 (2004: HK$24,373,000).

35. 關連人士交易

於二零零五年六月三十日，本公司兩名董事就銀行向附屬公司提供信貸而向該銀行共同及個別作出未解除擔保約21,202,000港元（二零零四年：24,373,000港元）。

36. RETIREMENT BENEFIT SCHEME

The Group operates a defined contribution retirement scheme (the "Defined Contribution Scheme") for certain qualifying employees. The assets of the Defined Contribution Scheme are held separately from those of the Group in funds under the control of trustees.

The retirement benefits cost of the Defined Contribution Scheme charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contribution, the contributions payable by the Group are reduced by the amount of forfeited contributions.

36. 退休福利計劃

本集團為若干合資格僱員實行定額供款退休計劃（「定額供款計劃」）。定額供款計劃之資產與本集團之資產分開，由受託人管理之基金持有。

在收益表扣除之定額供款計劃退休福利成本指本集團按計劃規則指定之比率應付予基金之供款。倘僱員於全數享有供款前退出計劃，則本集團將以沒收之供款扣減應付之供款。

36. RETIREMENT BENEFIT SCHEME (Cont'd)

At the balance sheet date, there was no significant forfeited contributions which arose upon employees leaving the Defined Contribution Scheme and which was available to reduce the contributions payable in future years.

With effect from 1st December, 2000, the Group has also joined a mandatory provident fund scheme (the "MPF Scheme") for all other qualifying employees. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Scheme Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contributions payable in future years.

The retirement benefits cost of the MPF Scheme charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

36. 退休福利計劃(續)

於結算日，概無因僱員退出定額供款計劃而產生之重大已沒收供款可供扣減日後應付之供款。

由二零零零年十二月一日起，本集團已為所有其他合資格僱員加入強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據強制性公積金計劃條例於強制性公積金管理局註冊。強積金計劃之資產乃與本集團之資產分開，由獨立受託人管理之基金持有。根據強積金計劃之規則，僱主及其僱員須按規例指定之比率向強積金計劃供款。本集團於強積金計劃之唯一責任為根據計劃作出規定之供款。概無已放棄之供款可用作扣減未來數年之供款。

強積金計劃之退休福利成本已於收益表扣除，即本集團按強積金計劃規則指定之比率向基金支付供款。

RESULTS 業績

		Year ended 30th June, 截至六月三十日止年度				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**
TURNOVER	營業額	210,800	191,895	125,866	104,070	**105,295**
(LOSS) PROFIT BEFORE TAXATION	除稅前(虧損)溢利	(37,255)	(39,948)	(220,803)	90,258	**100,124**
TAXATION	稅項	(272)	(182)	2,863	(421)	**2,665**
(LOSS) PROFIT BEFORE MINORITY INTERESTS	未計少數股東權益前(虧損)溢利	(37,527)	(40,130)	(217,940)	89,837	**102,789**
MINORITY INTERESTS	少數股東權益	14,032	12,213	50,554	6,644	**736**
NET (LOSS) PROFIT FOR THE YEAR	本年度(淨虧損)純利	(23,495)	(27,917)	(167,386)	96,481	**103,525**

ASSETS AND LIABILITIES 資產及負債

		At 30th June, 於六月三十日				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 HK$'000 千港元**
TOTAL ASSETS	資產總值	743,328	729,220	497,690	479,050	**600,530**
TOTAL LIABILITIES	負債總額	(126,267)	(215,176)	(220,726)	(129,973)	**(130,461)**
MINORITY INTERESTS	少數股東權益	(224,630)	(162,905)	(105,348)	(71,034)	**(70,298)**
SHAREHOLDERS' FUNDS	股東資金	392,431	351,139	171,616	278,043	**399,771**

Particulars of investment properties held by the Group at 30th June, 2005 are as follows:

本集團於二零零五年六月三十日持有之投資物業詳情載列如下：

Name/location 名稱／地點		Lease expiry 租約屆滿年份	Type 類型	Effective % held 實際持有百分比
Hong Kong	**香港**			
Units 4101-5 on 41st Floor and Units 4203-4 on 42nd Floor, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong	香港 金鐘 夏慤道16號 遠東金融中心 41樓4101-5室及 42樓4203-4室	2055 二零五五年	C	100
Room 1206-7, Leader Industrial Centre, 57-59 Au Pui Wan St., Fo Tan, Shatin, New Territories	新界 沙田火炭 坳背灣街57-59號 利達工業中心 1206-7室	2047 二零四七年	C	51
Flat A on 1st Floor, Flat B on 1st Floor, 2nd Floor, 3rd Floor, the roof and carpark Nos. 1, 2, 3, 4, 5 and 7, Severn Villa, No. 3, Severn Road, The Peak, Hong Kong	香港 山頂施勳道3號 施勳別墅1樓A室、 1樓、2樓、3樓B室、 平台及停車位1、2、3、 4、5及7號	2070 二零七零年	R	100
The People's Republic of China (excluding Hong Kong)	**中華人民共和國 (不包括香港)**			
Level 1 & 2 No. 42, Zhan Qian Road, Zi Pian B Qu, Guangdong Province	廣東省 自編B區 站前路 一樓及二樓42室	2042 二零四二年	C	100
A site at Ping Hu Town, Baoan County, Shenzhen, Guangdong Province	位於廣東省 深圳寶安縣 平湖鎮之地盤	2041 二零四一年	R/C	100

Particulars of interest in a leasehold land held by the Group at 30th June, 2005 are as follows:

本集團於二零零五年六月三十日持作租賃土地權益詳情載列如下：

Name/location 名稱／地點		Lease expiry 租約屆滿年份	Type 類型	Effective % held 實際持有百分比
The People's Republic of China (excluding Hong Kong)	**中華人民共和國（不包括香港）**			
Sun Young City, Guangdong Province	廣東省新陽城	2043 to 2063 二零四三年至二零六三年	R/C	60

Particulars of properties held for development by the Group at 30th June, 2005 are as follows:

本集團於二零零五年六月三十日持作發展之物業詳情載列如下：

Name/location 名稱／地點	Lease expiry 租約屆滿年份	Type 類型	Gross area 總面積	Effective % held 實際持有百分比	Stage of completion 竣工階段	Anticipated completion 預期竣工
The British Virgin Islands 英屬處女群島						
Block #3340A Parcel #4,8 Block #3338A Parcel #1,7 Block #3540A Parcel #9 Beef Island, Bellamy Cay and Little Cay	Freehold 永久業權	R/C	682 acres* 682 英畝*	100	Under development 發展中	N/A 不適用

Type of properties: R – residential
C – commercial

物業類型： R－住宅
C－商用

* Areas for properties represent site areas

* 物業面積指地盤面積

END